Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of December 11, 2023

By and Among

STAR BULK CARRIERS CORP.,

STAR INFINITY CORP.

and

EAGLE BULK SHIPPING INC.

i

EXHIBITS

Exhibit A	Support Agreement Parties

Index of Defined Terms

Term	Section
Acceptable Confidentiality Agreement	Section 5.02(g)
Action	Section 9.03
affiliate	Section 9.03
Agreement	Preamble
Anti-Money Laundering Laws	Section 9.03
Antitrust Laws	Section 9.03
Articles of Merger	Section 1.03
Bank Amendment	Section 6.17(a)
BCA	Recitals
Bribery Legislation	Section 9.03
Burdensome Condition	Section 6.02(d)
Business Day	Section 9.03
Capitalization Date	Section 3.03(a)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Recitals
Company	Preamble
Company Acquisition Agreement	Section 5.02(d)
Company Adverse Recommendation Change	Section 5.02(d)
Company Benefit Plan	Section 9.03
Company Board	Recitals
Company Board Recommendation	Recitals
Company By-Laws	Section 3.03(b)
Company Charter	Section 3.03(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Dividend Policy	Section 9.03
Company Environmental Permits	Section 3.15(a)
Company Equity Award	Section 9.03
Company Incentive Plan	Section 9.03
Company Indemnified Party	Section 6.05(a)
Company Intellectual Property	Section 9.03
Company Lease	Section 3.23(b)
Company Leased Real Property	Section 3.23(b)
Company Material Adverse Effect	Section 9.03
Company Material Contract	Section 3.16(b)(xvi)
Company Material Customer	Section 9.03
Company Material Supplier	Section 9.03
Company Notice	Section 5.02(d)
Company Performance-Based Restricted Share	Section 9.03
Company Permits	Section 3.13
Company Preferred Stock	Section 3.03(a)
Company PSU	Section 9.03

v

Term	Section
Company Restricted Share	Section 9.03
Company RSU	Section 9.03
Company SEC Documents	Section 3.06(a)
Company Service Provider	Section 9.03
Company Shareholder Approval	Section 3.04(c)
Company Shareholders Meeting	Section 6.03(c)
Company Shares	Recitals
Company Subsidiary	Section 3.01(a)
Company Takeover Proposal	Section 5.02(g)
Company Termination Fee	Section 8.03(a)(ii)(A)
Company Vessels	Section 3.24(a)
Company Voting Debt	Section 3.03(b)
Confidentiality Agreement	Section 9.03
Consent	Section 3.05(b)
Continuing Employee	Section 6.04(a)
Contract	Section 9.03
Converted Parent Restricted Stock	Section 6.03(c)
Converted Parent RSU	Section 6.03(a)
Convertible Note Share Issuance	Recitals
Convertible Note Share Issuance Approval	Section 3.04(c)
Convertible Notes	Section 9.03
Convertible Notes Indenture	Section 9.03
COVID-19	Section 9.03
Debt Agreements	Section 6.17(a)
DTC	Section 9.03
EBITDA	Section 5.02(g)
Effective Time	Section 1.03
Eligible Book-Entry Shares	Section 2.02(b)
Eligible Certificates	Section 2.02(a)
Eligible Shares	Section 1.05(a)(ii)
End Date	Section 8.01(b)(i)
Enforceability Exceptions	Section 3.04(a)
Environmental Law	Section 9.03
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
Exchange Act	Section 3.05(b)
Exchange Agent	Section 2.01
Exchange Fund	Section 2.01
Exchange Ratio	Section 9.03
Existing Credit Agreement	Section 9.03
Filed Company Contract	Section 3.16(a)
Filed Company SEC Documents	Section 3.06(b)
Filed Parent SEC Documents	Section 4.06(b)

Term	Section
Form F-4	Section 4.05(b)
GAAP	Section 3.06(b)
Go-Shop Party	Section 9.03
Go—Shop Period	Section 5.02(a)
Government Official	Section 9.03
Governmental Entity	Section 3.05(b)
Hazardous Materials	Section 9.03
Houlihan Lokey	Section 3.09
HSR Act	Section 3.05(b)
HSR Filing	Section 6.02(a)
Indebtedness	Section 9.03
Inspection	Section 9.03
Intellectual Property	Section 9.03
Intended Tax Treatment	Recitals
Intervening Event	Section 5.02(g)
IRS	Section 9.03
IT Systems	Section 9.03
Judgment	Section 3.05(a)
Knowledge	Section 9.03
Law	Section 3.05(a)
Liens	Section 3.02(a)
Maritime Guidelines	Section 9.03
Material Adverse Effect	Section 9.03
Maximum Premium	Section 6.05(b)
Merger	Recitals
Merger Consideration	Section 1.05(a)(ii)
Merger Sub	Preamble
NASDAQ	Section 2.10
Newbuildings	Section 9.03
Non-DTC Eligible Book-Entry Share	Section 2.02(b)
NYSE	Section 3.14
OFAC	Section 9.03
Parent	Preamble
Parent Benefit Plan	Section 9.03
Parent Board	Recitals
Parent Bylaws	Section 4.03(b)
Parent Charter	Section 4.03(b)
Parent Common Stock	Section 1.05(a)(ii)
Parent Disclosure Letter	Article IV
Parent Dividend Policy	Section 9.03
Parent Entities	Preamble
Parent Environmental Permits	Section 4.14(a)
Parent Incentive Plans	Section 9.03
Parent Lease	Section 4.16(b)

Term	Section
Parent Leased Real Property	Section 4.16(b)
Parent Material Adverse Effect	Section 9.03
Parent Owned Real Property	Section 4.16(a)
Parent Permits	Section 4.12
Parent Preferred Stock	Section 4.03(a)
Parent Restricted Stock	Section 9.03
Parent SEC Documents	Section 4.06(a)
Parent Service Provider	Section 9.03
Parent Shares	Section 1.05(a)(ii)
Parent Subsidiary	Section 4.02(b)
Parent Vessels	Section 4.17(a)
Permitted Liens	Section 9.03
person	Section 9.03
Personal Information	Section 9.03
Privacy Obligations	Section 9.03
Process	Section 9.03
Processing	Section 9.03
Processors	Section 3.22(a)
Proxy Statement	Section 3.07(a)
Registered Intellectual Property	Section 9.03
Release	Section 9.03
Representatives	Section 9.03
Required Approvals	Section 6.02(a)
Required Company Shareholder Approvals	Section 3.04(c)
Required Notices	Section 6.02(a)
Restraints	Section 7.01(d)
Sanctioned Country	Section 9.03
Sanctioned Person	Section 9.03
Sanctions Laws	Section 9.03
SEC	Section 3.05(b)
Securities Act	Section 3.05(b)
Security Incident	Section 3.22(b)
Share Issuance	Recitals
Shareholder Rights Agreement	Section 3.03(a)
Software	Section 9.03
SOX	Section 3.06(b)
subsidiary	Section 9.03
Superior Proposal	Section 5.02(g)
Support Agreement	Recitals
Surviving Corporation	Section 1.01
Tax Return	Section 9.03
Taxes	Section 9.03
Transactions	Recitals
WARN Act	Section 3.20(e)

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 11, 2023, by and among STAR BULK CARRIERS CORP., a Republic of the Marshall Islands corporation (“Parent”), STAR INFINITY CORP., a Republic of the Marshall Islands corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Entities”), and EAGLE BULK SHIPPING INC., a Republic of the Marshall Islands corporation (the “Company”).

WHEREAS, the parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, each outstanding common share, par value $0.01 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 1.05(a)(i)) will be automatically converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Marshall Islands Business Corporations Act (the “BCA”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously adopted resolutions (a) declaring that this Agreement and the consummation of the transactions contemplated hereby (the “Transactions”), including the Merger, are advisable and fair to, and in the best interests of, the Company and its shareholders, (b) approving this Agreement and the Transactions, including the Merger, (c) authorizing the execution of this Agreement, (d) directing that this Agreement be submitted for consideration at the Company Shareholders Meeting and (e) recommending that the Company’s shareholders approve and authorize (i) this Agreement and (ii) the issuance of Company Common Stock in excess of the Conversion Share Cap (as defined in the Convertible Notes Indenture) in connection with the conversion of the Convertible Notes (such issuance, the “Convertible Note Share Issuance”) (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously adopted resolutions (a) declaring that this Agreement and consummation of the Transactions, including the Merger and the issuance of Parent Shares as Merger Consideration (the “Share Issuance”), are advisable and fair to, and in the best interests of, Parent and its shareholders, (b) approving this Agreement and the Transactions, including the Merger and the Share Issuance, and (c) authorizing the execution of this Agreement and the consummation of the Transactions, including the Merger;

WHEREAS, the sole director of Merger Sub has approved this Agreement and the Transactions, including the Merger, and determined that this Agreement and the consummation of the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and its sole shareholder;

WHEREAS, Parent, in its capacity as the sole shareholder of Merger Sub, has determined that it is in the best interests of Merger Sub to enter into this Agreement and has approved and authorized this Agreement and the Transactions, including the Merger, in accordance with applicable Law and upon the terms and conditions set forth in this Agreement;

WHEREAS, for U.S. federal income Tax purposes, it is intended that (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, (b) the Company, Parent and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code and (c) this Agreement will constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations promulgated under the Code (clauses (a)-(c) collectively, the “Intended Tax Treatment”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the persons set forth on Exhibit A has entered into a voting agreement (each, a “Support Agreement”), pursuant to which, among other things, each such person has agreed to vote its shares of Company Common Stock in favor of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the satisfaction or, to the extent permitted herein and by applicable Law, waiver of the conditions set forth in this Agreement, and in accordance with the BCA, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, as a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), such that immediately following the Merger, the Surviving Corporation will be a wholly owned subsidiary of Parent.

SECTION 1.02. Closing. The closing (the “Closing”) of the Merger shall take place via electronic (including pdf, DocuSign or otherwise) exchange of documents at 10:00 a.m., New York City time, on the second Business Day following the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of those conditions), or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. As soon as practicable on the Closing Date, the parties shall cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands as provided under the BCA and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the BCA in connection with the Merger. The Merger shall become effective at the time that the Articles of Merger is duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands or at such later time as the Company and Parent shall agree and specify in the Articles of Merger in accordance with the BCA (the date and time at which the Merger becomes effective being hereinafter referred to as the “Effective Time”).

SECTION 1.04. Effects. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and the applicable provisions of the BCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, immunities, powers, purposes, property and assets of each of Merger Sub and the Company shall vest in the Surviving Corporation, and all liabilities, obligations and penalties of each of Merger Sub and the Company shall be assumed by the Surviving Corporation.

SECTION 1.05. Conversion or Cancellation of Company Common Stock. (a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or any holder of Company Common Stock or other capital stock of the Company or Merger Sub:

(i) each share of Company Common Stock held in the treasury of the Company, or held by Parent or Merger Sub or any subsidiary of Parent or Merger Sub, immediately prior to the Effective Time shall be canceled;

(ii) subject to Section 1.05(b) and Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with clause (i) above) (the “Eligible Shares”) shall be automatically converted into and shall thereafter represent the right to receive that number of fully paid and nonassessable common shares, par value $0.01 per share, of Parent (the “Parent Common Stock” or “Parent Shares”) equal to the Exchange Ratio (the “Merger Consideration”). All Eligible Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each applicable holder of such Eligible Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Eligible Shares in accordance with Article II, in each case, without interest. As provided in Section 2.09, the right of any holder of Company Common Stock to receive the Merger Consideration or other consideration shall be subject to and reduced by the amount of any withholding under applicable Tax Law; and

(iii) each issued and outstanding share, no par value, of Merger Sub shall be automatically converted into, and become, one validly issued, fully paid and non-assessable share, no par value, of the Surviving Corporation and such shares, collectively, shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares or Parent Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Shares or Parent Shares outstanding at any time between the date hereof and immediately prior to the Effective Time; provided, however, that nothing in this Section 1.05(b) shall be construed to permit Parent, the Company or any of their respective subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 1.06. Articles of Incorporation and Bylaws of the Surviving Corporation. (a) At the Effective Time, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

(b) At the Effective Time, the Bylaws of Merger Sub in effect immediately prior to the Merger (except that all references therein to Merger Sub’s name shall be replaced by references to the name of the Surviving Corporation) shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

SECTION 1.07. Board Directors; Management. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation to hold office in accordance with the by-laws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation to hold office in accordance with the by-laws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

Exchange of Shares

SECTION 2.01. Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and Parent shall enter into an agreement with the Exchange Agent prior to the Effective Time, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the former holders of Company Common Stock entitled to receive Merger Consideration under Section 1.05(a)(ii), (a) evidence of Parent Common Stock issuable pursuant to Section 1.05(a) in book-entry form equal to the aggregate Merger Consideration (excluding consideration for fractional shares as set forth in Section 2.10) and (b) cash in dollars of immediately available funds sufficient to pay cash in lieu of fractional shares in accordance with Section 2.10, in each case, to be held in trust for the sole benefit of the holders of the Company Common Stock. Following the Effective Time, Parent agrees to make available, or cause to be made available, to the Exchange Agent, from time to time as needed, cash in dollars of immediately available funds sufficient to pay any dividends and other distributions pursuant to Section 2.03. All cash and Parent Shares deposited with or provided to the Exchange Agent by or on behalf of Parent shall be referred to in this Agreement as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than the delivery of the Merger Consideration and of any dividends and other distributions pursuant to Section 2.03. In the event the Exchange Fund shall be insufficient to pay the cash in lieu of fractional shares and any dividends and other distributions pursuant to Section 2.03, Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional funds with the Exchange Agent in the amount required to make such payment.

SECTION 2.02. Exchange Procedures. As soon as reasonably practicable after the Effective Time:

(a) With respect to certificates representing Eligible Shares (“Eligible Certificates”), Parent shall, and shall cause the Surviving Corporation to, cause the Exchange Agent to mail to each holder of record of each such Eligible Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Eligible Certificates shall pass, only upon delivery of such Eligible Certificates (or affidavit of loss in lieu of an Eligible Certificate as provided in Section 2.08) to the Exchange Agent and shall be in customary form and have such other provisions as Parent may reasonably specify subject to the Company’s reasonable approval prior to the Effective Time) and (ii) instructions for surrendering such Eligible Certificates (or affidavit of loss in lieu of an Eligible Certificate as provided in Section 2.08) in exchange for the Merger Consideration. Upon the surrender of such Eligible Certificates (or affidavit of loss in lieu of an Eligible Certificate as provided in Section 2.08) for cancelation to the Exchange Agent together with such letter of transmittal, duly executed and completed and such other documents as may reasonably be required by the Exchange Agent, the holder of such Eligible Certificates shall be entitled to receive (A) a statement reflecting the whole number of shares of Parent Common Stock, if any, in the name of such record holder that such holder has the right to receive as Merger Consideration and (B) a check in the amount of cash, if any, that such holder has the right to receive in lieu of fractional entitlements to Parent Shares pursuant to Section 2.10 and dividends and other distributions payable pursuant to Section 2.03 (less any required Tax withholding), pursuant to this Article II. In the event of a transfer of ownership of an Eligible Certificate that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name such Eligible Certificate so surrendered is registered, if such Eligible Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than such registered holder or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Eligible Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration (including cash in lieu of fractional entitlements to Parent Shares pursuant to Section 2.10) and any dividends or other distributions pursuant to Section 2.03 (less any required Tax withholding), in each case as contemplated by this Article II. No interest shall be paid or accrue on the cash payable upon surrender of any Eligible Certificate.

(b) With non-certificated shares of Eligible Shares represented by book-entry positions (“Eligible Book-Entry Shares”) not held through DTC (each, a “Non-DTC Eligible Book-Entry Share”), Parent shall cause the Exchange Agent to pay and deliver to each holder of record of Non-DTC Eligible Book-Entry Shares as of the Effective Time (i) a statement reflecting the whole number of shares of Parent Common Stock, if any, in the name of such record holder that such holder has the right to receive as Merger Consideration and (ii) a check in the amount of cash, if any, that such holder has the right to receive as Merger Consideration, including cash payable in lieu of fractional entitlements to Parent Shares pursuant to Section 2.10 (less any required Tax withholding), as contemplated by this Article II.

(c) With respect to Eligible Book-Entry Shares held through DTC, the Company and Parent shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the Effective Time, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, including cash payable in lieu of fractional entitlements to Parent Shares pursuant to Section 2.10 (less any required Tax withholding), as contemplated by this Article II.

(d) Holders of Eligible Book-Entry Shares will not be required to take any action to receive the Merger Consideration in respect of such Eligible Book-Entry Shares.

SECTION 2.03. Treatment of Unsurrendered Shares. No dividends or other distributions declared or made with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Eligible Certificates with respect to the shares of Parent Common Stock issuable upon surrender thereof (until after the surrender of such Eligible Certificates in accordance with this Article II). Subject to escheat or other applicable Laws, following surrender of any such Eligible Certificate, there shall be paid to the holder of the Eligible Certificate, without interest, (i) at the time of such surrender, (x) the amount of any cash payable in lieu of a fractional Parent Shares that such holder has the right to receive pursuant to Section 2.10 and (y) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.05, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.05.

SECTION 2.04. No Further Ownership Rights in Eligible Shares. The Parent Shares delivered and cash paid in accordance with the terms of Articles I and II upon exchange of any Eligible Shares shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such Eligible Shares. From and after the Effective Time, (a) all holders of Eligible Shares shall cease to have any rights as shareholders of the Company other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive in accordance with Section 2.03, without interest, or by applicable law, and (b) the stock transfer books of the Company shall be closed with respect to all Eligible Shares outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of Eligible Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Eligible Certificates formerly representing Eligible Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Eligible Certificates shall be canceled and exchanged as provided in this Article II.

SECTION 2.05. Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. No such investment or loss thereon shall affect the amounts payable to holders of Eligible Certificates or Eligible Book-Entry Shares pursuant to this Article II. In the event the Exchange Fund shall be insufficient to pay the cash in lieu of fractional shares and any dividends and other distributions pursuant to Section 2.03, Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional funds with the Exchange Agent in the amount required to make such payment. Any interest and other income resulting from such investments shall be paid to Parent on the earlier of (a) twelve (12) months after the Effective Time or (b) the full payment of the Exchange Fund.

SECTION 2.06. Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Eligible Shares after one year after the Effective Time shall be delivered upon demand to Parent, as nominee for any holder of Eligible Shares who has not theretofore complied with this Article II, and any such holder of Company Common Stock shall thereafter look only to Parent for payment of its claim for Merger Consideration and any dividends or other distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon and subject to applicable Law.

SECTION 2.07. No Liability. None of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 2.08. Lost Certificates. If any Eligible Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Eligible Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Eligible Certificate, Parent will cause the Exchange Agent to deliver in exchange for such lost, stolen or destroyed Eligible Certificate the applicable Merger Consideration and any dividends or other distributions to which such holder is entitled pursuant to this Article II.

SECTION 2.09. Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Surviving Corporation, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts that are required to be deducted and withheld under applicable Tax Law. Any such amounts deducted and withheld and paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made. The Parent Entities and the Company shall use commercially reasonable efforts to cooperate to reduce or eliminate any such deduction and withholding, including by soliciting any necessary Tax forms requested by any other party or the Exchange Agent that are necessary to establish any exemption from or reduction of such deduction or withholding.

SECTION 2.10. No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent or otherwise other than the right to receive cash as set forth in this Section 2.10. In lieu of the issuance of any fractional share, each holder of Eligible Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash in dollars, without interest, rounded to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a Parent Share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder is entitled under Section 1.05 (or would be entitled but for this Section 2.10) and (b) the volume-weighted average of the trading prices of the Parent Shares on the Nasdaq Global Select Market (“NASDAQ”) for the five trading days following the Closing Date (not counting the Closing Date), as determined by the Exchange Agent. The payment of cash in lieu of fractional share interests pursuant to this Section 2.10 is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the conversion of securities in connection with the Merger. As soon as practicable after the determination of the amount of cash to be paid to such holders of Eligible Shares with respect to any fractional share interests in Parent Shares, the Exchange Agent shall promptly pay such amounts, subject to customary rounding, to such holders subject to and in accordance with this Section 2.10.

SECTION 2.11. No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to the Parent Entities that, except (a) as set forth in the disclosure letter dated the date of this Agreement (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent from the content and context of the disclosure) delivered by the Company to the Parent Entities prior to the execution of this Agreement (the “Company Disclosure Letter”) or (b) as disclosed in the Filed Company SEC Documents (excluding any exhibits to any Filed Company SEC Documents or any disclosures contained in any part of any Filed Company SEC Document entitled “Risk Factors”, disclosures set forth in any “Forward-Looking Statements” disclaimer or any other disclosures set forth in the Filed Company SEC Documents to the extent they are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such headings, disclosures or statements shall not be excluded); provided that this clause (b) shall not apply to the representations and warranties set forth in Section 3.02, 3.03 or 3.08(b):

SECTION 3.01. Organization, Standing and Power. (a) Each of the Company and each subsidiary of the Company (each, a “Company Subsidiary”), is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and each Company Subsidiary has all requisite corporate power and authority to conduct its businesses as presently conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent a true, correct and complete copy of the certificates of incorporation or by-laws (or comparable organizational documents) of each Company Subsidiary, in each case, as amended through and in existence on the date hereof, and such organizational documents are in full force and effect.

SECTION 3.02. The Company Subsidiaries; Equity Interests. (a) All of the outstanding shares of capital stock of, or other equity, voting or ownership interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, claims, liens, charges, mortgages, encumbrances, hypothecation, assignments and security interests of any kind or nature whatsoever (collectively, “Liens”) and free and clear of any other restriction (including any restriction on the right to vote, sell or dispose of such capital stock or other equity, voting or ownership interests), except for restrictions imposed by applicable securities Laws and subject in both cases to Permitted Liens.

(b) Except for the capital stock of, or other equity, voting or ownership interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, as of the date of this Agreement, directly or indirectly, any capital stock of, or other equity, voting or ownership interests in, or any interest convertible into or exchangeable for any capital stock of, or other equity, voting or ownership interests in, any person.

SECTION 3.03. Capital Structure. (a) The authorized capital stock of the Company consists of 700,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Stock”), of which 700,000 shares have been designated Series A Junior Participating Preferred Stock, which are issuable upon exercise of the preferred share purchase rights pursuant to the Rights Agreement, dated June 22, 2023, by and between the Company and Computershare Trust Company, N.A. (the “Shareholder Rights Agreement”). At the close of business on December 6, 2023 (the “Capitalization Date”), (i) 9,932,094 shares of Company Common Stock were outstanding, none of which were held by any Company Subsidiary and which includes (A) 511,840 shares of Company Common Stock that were issued through share lending arrangements and (B) 101,077 Company Restricted Shares, (ii) 183,542 shares of Company

Common Stock were reserved and available for issuance pursuant to the Company Incentive Plan in respect of outstanding awards, of which (A) 102,942 were subject to outstanding Company RSUs and (B) 80,600 were subject to outstanding Company PSUs (assuming the issuance of the target amount of Company Common Stock issuable pursuant to such Company PSUs), (iii) 223,251 shares of Company Common Stock were reserved and available for issuance for awards not yet granted under the Company Incentive Plan (which does not include the number of shares of Company Common Stock that would be issued pursuant to Company PSUs if the target amount of Company Common Stock was issued pursuant to such awards) and (iv) no shares of Company Preferred Stock were outstanding. As of the Capitalization Date, there was outstanding $104.119 million aggregate principal amount of Convertible Notes (with a conversion rate equal to 31.6207 shares of Company Common Stock per $1,000 principal amount). Except as set forth above, at the close of business on the Capitalization Date, no shares of capital stock of, or other equity, voting or ownership interests in, the Company were issued, reserved for issuance or outstanding.

(b) All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Closing Date will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BCA, the Third Amended and Restated Articles of Incorporation of the Company (the “Company Charter”), the Second Amended and Restated By-Laws of the Company (the “Company By-Laws”) or any Contract to which the Company is a party or otherwise bound. Other than the Convertible Notes, there is no Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Company Voting Debt”).

(c) All Company RSUs, Company PSUs, Company Performance-Based Restricted Shares and Company Restricted Shares are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent. Each Company RSU, Company PSU, Company Performance-Based Restricted Share and Company Restricted Share may, by its terms, be treated in accordance with Section 6.03. Section 3.03(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all outstanding Company RSUs, Company PSUs, Company Performance-Based Restricted Shares and Company Restricted Shares, in each case outstanding as of the close of business on the Capitalization Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Common Stock subject thereto (assuming achievement of any applicable performance criteria at the target level), (iii) the grant date thereof and (iv) the expiration or vesting date thereof, in each case to the extent applicable. All Company RSUs, all Company PSUs, Company Performance-Based Restricted Shares and all Company Restricted Shares have been issued or granted, as applicable, in compliance in all material respects with applicable Law.

(d) Except as set forth above, as of the date of this Agreement there are no options, warrants, rights, convertible or exchangeable securities, other securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (other than the Convertible Notes) (x) obligating the

Company or any Company Subsidiary to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock of, or other equity, voting or ownership interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity, voting or ownership interest in, the Company or any Company Subsidiary or any Company Voting Debt, (y) obligating the Company or any Company Subsidiary to issue, grant, sell, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the capital stock of the Company or any Company Subsidiary. As of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any Company Subsidiary to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity, voting or ownership interests in, the Company or any Company Subsidiary or (ii) vote or dispose of any shares of capital stock of, or other equity, voting or ownership interest in, any Company Subsidiaries.

(e) During the period from the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by the Company of any shares of capital stock of, or other equity, voting or ownership interests in, the Company other than issuances of shares of Company Common Stock in connection with the vesting or settlement of Company RSUs, Company PSUs, Company Performance-Based Restricted Shares or Company Restricted Shares, in each case, in accordance with their terms. To the Knowledge of the Company, there are no irrevocable proxies and no voting agreements with respect to any shares of the capital stock or other voting securities of the Company or any Company Subsidiary, other than the Support Agreements.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, upon receipt of the Required Company Shareholder Approvals, to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation by the Company of the Transactions have been or will be duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Required Company Shareholder Approvals and the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Parent Entities, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) The Company Board at a meeting duly called and held, duly and unanimously adopted resolutions (i) declaring that this Agreement and the consummation of the Transactions, including the Merger, are advisable and fair to, and in the best interests of, the Company and its shareholders, (ii) approving this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement (iii) authorizing the execution of this Agreement, (iv) directing that the this Agreement be submitted for consideration at the Company Shareholders Meeting and (v) recommending that the holders of shares of Company Common Stock vote in favor of (A) approving this Agreement and (B) authorizing the Convertible Note Share Issuance, which resolutions have not been subsequently rescinded, modified or withdrawn in any way except as permitted by Section 5.02.

(c) The only votes of holders of any class or series of Company Common Stock necessary to approve this Agreement are (i) the approval of this Agreement and the Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Shareholder Approval”) and (ii) the approval of the Convertible Note Share Issuance by the affirmative vote of a majority of the votes cast by the holders of Company Common Stock entitled to vote thereon (the “Convertible Note Share Issuance Approval” and, together with the Company Shareholder Approval, the “Required Company Shareholder Approvals”).

SECTION 3.05. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company By-Laws or the comparable organizational documents of any Company Subsidiary (assuming the Company Shareholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any material Contract, to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or any statute, law, ordinance, directive, code, rule, regulation, constitution, convention, treaty, common law or other pronouncement of any Governmental Entity having the effect of law (“Law”), in each case applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Required Company Shareholder Approvals are obtained), other than, in the case of clauses (ii) and (iii) above, any such items that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, waiver, approval, license, permit, order or authorization (“Consent”) of or from, or registration, declaration, notice or filing with or made to any domestic or foreign (whether supranational, national, federal, state, provincial, local or otherwise) government, including the Republic of the Marshall Islands, or any court of competent jurisdiction, administrative agency, taxing authority or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) or the expiry of any related waiting period (and any extension thereof) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Required Notices (as defined below),

(ii) the filing with the Securities and Exchange Commission (the “SEC”) of such reports and other filings under, and such other compliance with, (A) Securities Act of 1933, as amended (the “Securities Act”) and (B) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case, as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Merger Consideration, (v) such Consents of or from, or registrations, declarations, notices or filings to or with the NASDAQ as are required to permit the consummation of the Merger and the listing of the Parent Shares to be issued as Merger Consideration and (vi) such other items that the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has determined that neither it nor any Company Subsidiary (i) produces, designs, tests, manufactures, fabricates or develops one or more “critical technologies” as such term is defined in 31 C.F.R. § 800.215, (ii) performs any of the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure” as such term is defined in 31 C.F.R. § 800.212, or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens as such term is defined in 31 C.F.R. § 800.241 and, therefore, neither the Company nor any Company Subsidiary is a “TID U.S. business” as such term is defined in 31 C.F.R. § 800.248.

SECTION 3.06. SEC Documents; Undisclosed Liabilities. (a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed with the SEC by the Company since January 1, 2021 (the documents referred to in this Section 3.06(a), together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, being referred to collectively as the “Company SEC Documents”). None of the Company SEC Documents is, as of the date of this Agreement and to the Knowledge of the Company, the subject of ongoing SEC review or outstanding or unresolved comments.

(b) Each Company SEC Document (i) at the time filed, complied as to form in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement or the Closing Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents when filed (i) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect)

applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments). Except as set forth in the Company SEC Documents filed by the Company with the SEC and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), or as incurred pursuant to this Agreement or in the ordinary course of business since the date of the last balance sheet included in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto and that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any Company Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets that could have a material effect on the Company’s financial statements.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) Since January 1, 2021, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

SECTION 3.07. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Merger and the other Transactions, including a proxy statement relating to the approval of this Agreement by the Company’s shareholders (as amended or supplemented from time to time, the “Proxy Statement”) and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder.

(b) At the time the Proxy Statement or any amendment or supplement thereto is first mailed to holders of Company Common Stock, and at the time such shareholders vote on approval of this Agreement, the Proxy Statement, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company in this Section 3.07(b) with respect to statements made or incorporated by reference therein based on information supplied by Parent specifically for inclusion or incorporation by reference in such documents.

(c) None of the information supplied or to be supplied by the Company, any Company Subsidiary or the Company’s Representatives for inclusion or incorporation by reference in the Form F-4 will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 3.08. Absence of Certain Changes or Events. During the period since January 1, 2023 to the date of this Agreement, (a) other than in connection with the Transactions, the Company has conducted its business in the ordinary course consistent with past practice in all material respects and (b) there has not been any change, effect, event, circumstance, development or occurrence that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.09. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other similar person, other than Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true and complete copies of all agreements between the Company and Houlihan Lokey relating to the Merger and the other Transactions.

SECTION 3.10. Opinion of Financial Advisor. The Company Board has received the opinion of Houlihan Lokey, to the effect that, as of the date of such opinion, and based upon and subject to the limitations, assumptions, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio provided for in the Merger pursuant to this Agreement was fair to the holders of Company Common Stock from a financial point of view. A signed copy of such opinion will be delivered, on a non-reliance basis, promptly after the date hereof to Parent for informational purposes only. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by any Parent Entity nor or any affiliate or Representative thereof.

SECTION 3.11. Tax Matters. (a) Neither the Company nor any Company Subsidiary has Knowledge of any fact or circumstance, that could, individually or in the aggregate, reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(b) Each of the Company and each Company Subsidiary is (and has been since January 1, 2018) exempt from U.S. federal income Taxes on its U.S.-source shipping income pursuant to Section 883 of the Code.

(c) Each of the Company and each Company Subsidiary has (i) duly and timely filed, or caused to be filed, taking into account any extensions, all income and other material Tax Returns required to have been filed and such Tax Returns are correct and complete in all material respects and (ii) duly and timely paid, withheld or remitted all material Taxes (whether or not shown as due and payable on such Tax Returns) required to have been paid, withheld or remitted by it, including any withholding Tax.

(d) As of the date of this Agreement, there are no pending written claims by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary do not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction.

(e) Neither the Company nor any Company Subsidiary has received any written notice of any audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to a material amount of Taxes. As of the date of this Agreement, there are no pending requests for waivers of time to assess any material Tax with respect to the Company or any Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(g) There are no Liens upon any material property or material assets of the Company or any Company Subsidiary, except for Permitted Liens.

(h) Neither the Company nor any Company Subsidiary have ever received any letter ruling from any Tax authority.

(i) Each of the Company and each Company Subsidiary is treated as a corporation for Tax purposes. The Company is not a “passive foreign investment company” within the meaning of Section 1297 of the Code. In addition, each of the Company and each Company Subsidiary is not now subject to the requirements of Section 7874 of the Code as an “expatriated entity”.

SECTION 3.12. Litigation. There is no Action pending (or, to the Knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company or any Company Subsidiary or any of their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.13. Permits. The Company and the Company Subsidiaries are, and since January 1, 2021 have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals and orders of any Governmental Entity (including those required by Maritime Guidelines) necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets (including the Company Vessels) or to carry on their businesses (the “Company Permits”), except where the failure to possess the Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.14. Compliance with Applicable Laws. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2021 have been, in compliance with all Laws (including Maritime Guidelines) applicable to the Company, the Company Subsidiaries or any of their respective properties or assets (including Company Vessels) and the terms and conditions of all Company Permits. Since January 1, 2021, the Company has complied with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”) except where the failure to comply has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no demand or investigation by or before any Governmental Entity pending (or, to the Knowledge of the Company, threatened) alleging that the Company or any Company Subsidiary is not in compliance with any applicable Law or the terms and conditions of any Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. To the Knowledge of the Company, no noncompliance with any applicable Law or Company Permit exists, except for any noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.15. Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company, each Company Subsidiary and each Company Vessel is, and since January 1, 2021, has been, in compliance with applicable Environmental Laws and the terms and conditions of all Company Permits required under Environmental Law (“Company Environmental Permits”). All Company Environmental Permits have been obtained, are in full force and effect, and neither the Company nor any Company Subsidiary has received any written notice, or otherwise has any Knowledge, that any Governmental Entity has begun, or threatened to begin, any action to terminate, cancel or modify any Company Environmental Permits;

(b) Neither the Company nor any Company Subsidiary has (i) received any written notice, demand, request for information, citation, summons, complaint, letter or claim alleging that the Company or any such Company Subsidiary or any Company Vessel is in violation of, or is subject to any actual or alleged liability under, any Environmental Law or any Company Environmental Permit or (ii) entered into or agreed to, or is otherwise subject to, any consent decree, writ, injunction or Judgment issued by any Governmental Entity against the Company or any Company Subsidiary or otherwise with respect to any Company Vessel pursuant to any Environmental Law or any Company Environmental Permit;

(c) There is no Action pending, or, to the Knowledge of Company threatened, against the Company or any Company Subsidiary or otherwise with respect to any Company Vessel with respect to any matters arising under any applicable Environmental Law;

(d) None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any other person has Released, or exposed any person to, any Hazardous Material, bilge water or ballast water that would reasonably be expected to form the basis of any Action against the Company or any Company Subsidiary under Environmental Law or that has required or would reasonably be expected to require the Company or any Company Subsidiary to conduct or pay for the costs of any monitoring, investigation or remedial action under any Environmental Law or any Company Environmental Permit at any location; and

(e) Neither the Company nor any Company Subsidiary has retained or assumed, by Contract, or to the Knowledge of Company, by operation of Law, any liability of any other person under any Environmental Law.

SECTION 3.16. Material Contracts. (a) As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of:

(i) each Contract that (A) limits or otherwise restricts in any material respect the Company or any Company Subsidiary or (B) would, after the Effective Time, limit or otherwise restrict in any material respect the Surviving Corporation from, in the case of either (A) or (B), soliciting any client or customer, or engaging or competing in any line of business or in any geographic area, or with any person, including any Contract (1) that requires the Company and its affiliates to work exclusively or preferentially with any person in any line of business or geographic region, (2) which by its terms would so limit the freedom of Parent and its affiliates after the Effective Time or (3) contains a “most favored nation” provision in favor the other party, (C) is a requirements or “take or pay” Contract or (D) requires the Company to purchase a minimum amount of a particular product from a supplier, in the case of clauses (C) and (D) that is material to the Company and the Company Subsidiaries, taken as a whole;

(ii) (A) each loan and credit agreement or other Contract or understanding pursuant to which any Indebtedness of the Company or any Company Subsidiary is outstanding or may be incurred, (B) each mortgage, pledge and other evidences of liens securing such obligations described in (A) or any material real or other property and (C) any guarantees supporting such obligations described in (A) and financing Contracts including change of control provisions, other than any such Contract or understanding between or among the Company and the wholly owned Company Subsidiaries;

(iii) (A) each Contract to which the Company or any Company Subsidiary is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, which is material to the Company and the Company Subsidiaries, taken as a whole, and (B) any shareholders, investors rights, registration rights or similar agreement or arrangement with or relating to the Company or the Company Subsidiaries;

(iv) each Contract to which the Company or any Company Subsidiary is a party involving the future disposition or acquisition of assets (other than dispositions or acquisitions of bunkers in the ordinary course of business) or properties with a fair market value in excess of $2,500,000;

(v) each Contract to which the Company or any Company Subsidiary is a party that (A) provides for the acquisition or divestiture of any vessel or any other material asset, including any Company Vessel (other than acquisitions or dispositions of inventory in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and (B) contains outstanding obligations that are material to the Company and the Company Subsidiaries, taken as a whole;

(vi) each Contract that relates to the time or bareboat chartering (including time charters, bareboat charters or similar agreements with Governmental Entities), management (technical and/or commercial), crewing, operation, stacking, finance leasing (including sale/leaseback or similar arrangements) or pooling of any Company Vessel, other than time charter agreements with a term which would end less than three months from the date of this Agreement;

(vii) each Contract, including any ship-sales, memorandum of agreement or other vessel acquisition Contract, entered into since January 1, 2021 other than with respect to the Company Vessels, and any Contract entered into since January 1, 2021 with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;

(viii) each Contract (excluding non-exclusive licenses for uncustomized, commercially available “off the shelf” Software or IT Systems licensed pursuant to standard terms and conditions) under which the Company or any Company Subsidiary is granted any license or other rights with respect to any Intellectual Property or IT Systems of a third party (including by means of covenants not to sue or software-as-a-service agreements), which Contract or Intellectual Property is material to the Company and the Company Subsidiaries, taken as a whole;

(ix) each Contract under which the Company or any Company Subsidiary has granted to a third party any license or other rights with respect to any Company Intellectual Property (including by means of covenants not to sue), which Contract or Intellectual Property is material to the Company or the Company Subsidiaries (excluding non-exclusive licenses granted in the ordinary course of business (A) to customers or (B) to service providers for use for the benefit of the Company or the Company Subsidiaries);

(x) each Contract with any Governmental Entity;

(xi) each Contract with (A) any person that, by itself or together with its affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent of the Company Common Stock or (B) any affiliates of the Company (other than the Company Subsidiaries);

(xii) each Contract, obligation or commitment (A) with change of control provisions that are triggered, (B) that otherwise requires consent, (C) grants a right to terminate, accelerate or otherwise amend the terms of an existing or contemplated Contract, or (D) that results in any payment becoming due from the Company or a Company Subsidiary, in each case, as a result of the Transactions and that in each case, is material to the Company and the Company Subsidiaries, taken as a whole, excluding any Company Benefit Plans;

(xiii) each Contract involving the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related, claims, actions or proceedings) (A) which (x) will involve payments after the date hereof, or involved payments, in excess of $250,000 or (y) will impose, or imposed, monitoring or reporting obligations to any other person outside the ordinary course of business or material restrictions on the Company or any Company Subsidiary (including any restrictions governing Company Intellectual Property) or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

(xiv) each Contract (A) with a Company Material Supplier and (B) with a Company Material Customer;

(xv) each Contract with any supplier or vendor under which the Company or any Company Subsidiary is obligated to purchase goods or services involving consideration in excess of $1,000,000 (except with respect to purchase of items of inventory in the ordinary course of business consistent with past practice) or that is not terminable upon notice of 90 days or less; and

(xvi) each Contract pursuant to which the Company or any Company Subsidiary could reasonably be expected to (A) spend, in the aggregate, more than $1,000,000 or (B) receive, in the aggregate, more than $1,000,000, in each case during the 12 months immediately after the date hereof (including any Contract relating to any future capital expenditures by the Company or any Company Subsidiary and excluding any voyage charters).

Each Contract or understanding of the type described in this Section 3.16(b) and each Filed Company Contract is referred to herein as a “Company Material Contract”.

(c) Except for matters which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this 3.16(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by the Enforceability Exceptions, (ii) each such Company Material Contract is in full force and effect and (iii) neither the Company nor any Company Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 3.17. Customers and Suppliers. Section 3.17 of the Company Disclosure Letter sets forth a correct and complete list of the Company Material Customers and Company Material Suppliers. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, (i) there has been no written or, to the Knowledge of the Company, oral notice of termination of the business relationship of the Company or any Company Subsidiary with any Company Material Customer or Company Material Supplier given to or received from any such Company Material Customer or Company Material Supplier, as applicable, (ii) there has been no material change in the pricing or other material terms of its business relationship with any Company Material Customer or Company Material Supplier in any material respect adverse to the Company or the Company Subsidiaries, including any inability of a Company Material Supplier to provide materials to the Company and (iii) no Company Material Customer or Company Material Supplier has notified the Company or any Company Subsidiary in writing, or, to the Knowledge of the Company, orally that it intends to terminate or change the pricing or other material terms of its business in any material respect adverse to the Company or the Company Subsidiaries, including as a result of a force majeure event or bankruptcy.

SECTION 3.18. Insurance. (a) Since January 1, 2021, the Company and the Company Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as are in accordance with normal industry practice for companies of the size and financial condition of the Company engaged in businesses similar to those of the Company and the Company Subsidiaries and as required by applicable Law and the Company Material Contracts, except where the failure to so maintain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (b) all premiums due thereunder have been timely paid, except for any failures to timely pay such premiums that, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of cancellation or termination with respect to any material third-party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.19. Company Benefit Plans. (a) Section 3.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each Company Benefit Plan. The Company has made available to Parent prior to the execution of this Agreement with respect to each Company Benefit Plan true, complete and correct copies of the following, as relevant: (i) all material plan documents and all material amendments thereto (or, in the case of any unwritten Company Benefit Plan, a written description thereof), and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the IRS; (iii) the most recent annual actuarial valuation and the most recent annual report on Form 5500; (iv) the most recent summary plan descriptions and any summaries of material modifications; (v) the most recent financial statements and actuarial or other valuation reports; and (vi) any non-routine correspondence with any Governmental Entity in the past six years.

(b) Neither the Company nor any Company Subsidiary nor any ERISA Affiliate sponsors, maintains or contributes to, or during the past six years, has sponsored, maintained, contributed to, or is required to maintain, sponsor or contribute to, or has any actual or contingent liability under: (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA); (ii) a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan; (iii) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA); or (iv) a multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413 of the Code.

(c) (i) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that would, individually or in the aggregate, reasonably be expected to cause the loss of such qualification; (ii) each Company Benefit Plan is now and has been maintained and operated in compliance in all material respects with its terms and all applicable Laws, including but not limited to ERISA and the Code; and (iii) there are no material Actions that are pending (or to the Knowledge of the Company, threatened) against or involving any Company Benefit Plan or asserting any rights to or claims for benefits under any Company Benefit Plans (other than routine claims for benefits in the normal course).

(d) Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code is and has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

(e) Neither the Company nor any Company Subsidiary has any liability in respect of, or obligation to provide, post-retirement or other post-employment health, life insurance or welfare benefits for any Company Service Provider (or the spouses, dependents or beneficiaries of any individuals), whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(f) Except as required under this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will: (i) entitle any Company Service Provider to any additional or increased compensation or benefits; (ii) result in any payment becoming due to any Company Service Provider, including any severance, retention, change in control, termination or similar compensation or benefits; (iii) result in the acceleration of the time of payment or vesting, or the increase in the amount of, compensation or benefits due to any such Company Service Provider; (iv) trigger any payment or funding (through a grantor trust or otherwise) of, any compensation or benefits or directly or indirectly cause the Company or any Company Subsidiary to transfer or set aside any material assets to fund any benefits under any Company Benefit Plan; (v) result in the payment of any amount or any benefits that would, individually or in combination with any other such payment or benefits, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code, to any Company Service Provider; or (vi) result in any forgiveness of indebtedness.

(g) No Company Service Provider is entitled to any gross-up, make-whole or other additional payment from the Company or any Company Subsidiary or any other person in respect of any Tax (including federal, state, provincial, territorial, municipal, local, the Republic of the Marshall Islands and other non-U.S. income, excise and other Taxes (including Taxes imposed under Section 4999 or 409A of the Code)) or interest or penalty related thereto.

SECTION 3.20. Labor Matters. (a) Neither the Company nor any Company Subsidiary is a party to, bound by, has any duty to bargain for, or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or work council representing any of the Company’s or any Company Subsidiary’s employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary.

(b) Neither the Company nor any Company Subsidiary has any requirement under Contract or Law to provide notice to, or to enter into any consultation procedure with, any labor organization or work council in connection with the execution of this Agreement or the Transactions.

(c) (i) There is not any, and during the past three years there has not been any, strike, slowdown, work stoppage, lockout, picketing or labor dispute, affecting the Company, any Company Subsidiaries or any of its or their respective employees; (ii) neither the Company nor any Company Subsidiary is engaged in any unfair labor practice; (iii) there are not any unfair labor practice charges or complaints against the Company or any Company Subsidiary pending (or, to the Knowledge of the Company, threatened) before the National Labor Relations Board; and (iv) neither the Company nor any Company Subsidiary has received written communication during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the Knowledge of the Company, no such investigation is in progress.

(d) There is no, and since January 1, 2021, there has not been, any Action pending or threatened in writing relating to employment, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration, or discrimination matters involving any Company Service Provider, including charges of unfair labor practices or harassment complaints, other than Actions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) The Company and the Company Subsidiaries are in compliance with all applicable Laws and Contracts relating to employment, including applicable Laws related to employment practices, wages, hours, labor relations, overtime, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, civil rights, affirmative action, immigration, unfair labor practice, child labor, hiring promotion and termination of employees, working conditions, meal and break periods, privacy, leaves of absence, paid sick leave, safety and health, working conditions and continued coverage under group health plans, classification of employees and contractors, race, age, religion, gender and other protected classifications, national origin and disability discrimination, and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and similar state, territorial or local Law, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2021, neither the Company nor any Company Subsidiary has effectuated a “mass layoff” or “plant closing” (each, as defined by the WARN Act) that have triggered or would reasonably be expected to trigger, individually or in the aggregate, the requirements of the WARN Act or any state or local Law equivalents.

(f) Neither the Company nor any Company Subsidiary has been party to any settlement agreement with a current or former director, officer, employee, applicant or independent contractor resolving allegations of sexual harassment. There are no, and there have not been any, material allegations of sexual harassment by or against any current or former director, officer, or employee of the Company or any Company Subsidiary.

(g) (i) No executive officer or key employee, in either case whose base salary equals or exceeds $210,000, has notified the Company or any Company Subsidiary of any plans to terminate his, her or their employment with the Company or any Company Subsidiary, and (ii) no Company Service Provider is subject to a Contract that prohibits or materially restricts such individual’s employment with or performance of duties for the Surviving Corporation, the Company, any Company Subsidiary or Parent following the Effective Time.

SECTION 3.21. Intellectual Property. (a) Section 3.21(a) of the Company Disclosure Letter contains a true, correct and complete list of all of the Company’s Registered Intellectual Property as of the date hereof, indicating for each such item, as applicable, the owner, the application or registration number, and date and jurisdiction of filing or issuance, the registrar and expiration date as applicable; and, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company’s Registered Intellectual Property is subsisting and valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or a Company Subsidiary is the sole and exclusive owner of any Company Intellectual Property that is owned by the Company or the applicable Company Subsidiary, as applicable, free and clear of all Liens (except Permitted Liens) or otherwise possesses the rights to use the Company Intellectual Property in the businesses of the Company and the Company Subsidiaries as currently conducted; and (ii) the Company Intellectual Property constitutes all Intellectual Property used in or necessary to conduct the businesses of the Company and the Company Subsidiaries as currently conducted.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the use of Company Intellectual Property by the Company or any Company Subsidiary nor the conduct of the businesses of the Company and the Company Subsidiaries misappropriates, infringes upon or conflicts with any Intellectual Property rights of any third party in any material respect, and, to the Knowledge of the Company, no person is engaging in any activity that misappropriates, infringes upon or conflicts with any Company Intellectual Property in any material respect. Since January 1, 2021, no party has filed a written claim (or, to the Knowledge of the Company, threatened to file a claim) against the Company, any Company Subsidiary or such party alleging that either of them has violated, infringed on, misappropriated or otherwise improperly used the material Intellectual Property rights of the Company, any Company Subsidiary or such party.

(d) The Company and the Company Subsidiaries use commercially reasonable efforts consistent with industry standards to monitor for and eliminate from the Software within the Company Intellectual Property owned by the Company or any Company Subsidiary any virus, trojan horse, worm, malicious code or other routines or hardware components designed to permit unauthorized access, to disable, erase or otherwise harm, disrupt or disable such Software or any IT Systems or data.

(e) The Company and the Company Subsidiaries have used commercially reasonable efforts to protect, preserve and maintain the secrecy and confidentiality of their respective trade secrets and other material confidential information, and to the Knowledge of the Company, there has been no misappropriation or unauthorized disclosure or use of any of their respective trade secrets or other material confidential information.

(f) The IT Systems are in good repair and operating condition and are adequate and suitable in all material respects for the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted. To the Knowledge of the Company, since January 1, 2021, (i) there has been no unauthorized access to or use of any IT Systems and (ii) IT Systems have not failed in a manner that has caused or reasonably could be expected to cause any material disruption in or to the use of any IT Systems or to the operation of the businesses of the Company and the Company Subsidiaries. The Company has implemented reasonable backup, security and disaster recovery technology reasonably consistent with industry practices.

(g) The execution and delivery by the Company and each Company Subsidiary and the performance by them of their obligations hereunder do not and will not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not limit the ability of the Company or any Company Subsidiary to use any Company Intellectual Property.

SECTION 3.22. Data Privacy and Cybersecurity. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2021 have been, in compliance with, and their respective Processors (as defined below) are in compliance with, all Privacy Obligations. The Company and the Company Subsidiaries have written Contracts in place with third parties Processing Personal Information (“Processors”) for or on behalf of the Company or any Company Subsidiary in connection with the businesses of the Company and the Company Subsidiaries that are materially consistent with all requirements of the Privacy Obligations.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain, and require all Processors to maintain, physical, technical and administrative security measures of the Company and the Company Subsidiaries appropriate to the relevant risks to protect all Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company and the Company Subsidiaries in connection with the businesses of the Company and the Company Subsidiaries from and against any unlawful, accidental or unauthorized access, destruction, loss, use, modification or disclosure (“Security Incident”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021, neither the Company nor any Company Subsidiary has: (i) to the Knowledge of the Company, suffered any Security Incident or (ii) received any notice or written communication from any Governmental Entity (A) in relation to any Security Incident or Privacy Obligation or (B) stating that the Company or any Company Subsidiary is the subject of any audit, inquiry, investigation or enforcement action in relation to any Security Incident or Privacy Obligation, and neither the Company nor any Company Subsidiary has otherwise been the subject of any such action.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, where the Company or any Company Subsidiary Processes Personal Information for and on behalf of another entity, the Company or such Company Subsidiary, as applicable, has (i) processes in place to ensure the Company or such Company Subsidiary, as applicable, only processes Personal Information on the written instructions of the data controller and only a minimal amount of Personal Information necessary to provide the services and (ii) contractual commitments from such entity that the entity provided notice of the Personal Information being used and shared with the Company or such Company Subsidiary, as applicable, consistent with Privacy Obligations. Since January 1, 2021, neither the Company nor any Company Subsidiary has received any written notice from any of their respective Processors of any material Security Incident related to the businesses of the Company and the Company Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the execution and delivery by the Company and each Company Subsidiary and the performance by them of their obligations hereunder do not and will not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not: (i) conflict with or result in a material violation or breach of any Privacy Obligations; (ii) require the consent of or notice to any person concerning such person’s Personal Information; or (iii) limit the ability of the Company or any Company Subsidiary to use Personal Information in the possession or control of the Company or the Company Subsidiaries.

SECTION 3.23. Real Property; Tangible Property. (a) Neither the Company nor the Company Subsidiaries (i) owns, or has ever owned, any real property or (ii) is party to a Contract to purchase any real property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each material lease, sublease, license and other agreement (each, a “Company Lease”) under which the Company or any Company Subsidiary leases, subleases or licenses any real property (the “Company Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Exceptions, (ii) no uncured default on the part of the Company or, if applicable, any Company Subsidiary or, to the Knowledge of the Company, the landlord thereunder exists with respect to any Company Lease and (iii) neither the execution and delivery of this Agreement nor the consummation of the Transactions will, with or without notice, the passage of time, or both, give rise to any right of the landlord or any other person under any Company Lease to terminate such Company Lease. A true, complete and correct copy of each Company Lease has been made available to Parent and a list thereof is set forth on Section 3.23(b) of the Company Disclosure Letter. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the buildings, structures and systems occupied by the Company on the Company Leased Real Property are structurally sound, in good operating condition and repair, normal wear and tear excepted, and free of any known latent defects and adequate for the current uses to which they are being put by the Company and the Company Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, the Company Leased Real Property, free and clear of all Liens, except for the Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no condemnation proceedings pending or, to the Knowledge of the Company, threatened with respect to any Company Leased Real Property. The Company and the Company Subsidiaries have not leased, subleased or licensed any portion of any Company Leased Real Property to any person.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary is the sole owner and has good, valid and marketable title to, or in the case of leased personal property assets, valid leasehold interests in, all tangible personal property currently used in the operation of the businesses of the Company and the Company Subsidiaries, including the Company Vessels, free and clear of any Liens, except Permitted Liens. The material tangible personal property currently used in the operation of the businesses of the Company and the Company Subsidiaries is in good working order (reasonable wear and tear excepted) and is maintained consistently with industry standards, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.24. Company Vessels; Maritime Matters. (a) Section 3.24(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the vessels owned by the Company or a Company Subsidiary (the vessels required to be scheduled thereon, the “Company Vessels”), including its name, registered owner, time charter attached to it as of the date hereof (if applicable, excluding time charter single trips), its manager, International Maritime Organization number, flag, IMO number, type, date of the delivery, shipbuilder, depth, capacity (gross tonnage or deadweight tonnage, as specified therein), net tonnage, the pool in which entered (if applicable) and class. Each Company Vessel is, in all material respects, lawfully documented and registered in the name of its registered owner under the Laws where such vessel is registered and each such vessel and owner of such vessel complies in all material respects with all applicable Laws to which such vessel may be registered.

(b) Each Company Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company or the applicable Company Subsidiary is qualified to own and operate the Company Vessels under applicable Laws, including the Laws of each Company Vessel’s flag state, except where such failure to be qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Vessel (A) is duly registered under the flag set forth in Section 3.24(a) of the Company Disclosure Letter, (B) is seaworthy and maintained in class, (C) has all national and international operating and trading certificates and endorsements (for the avoidance of doubt such certificates and endorsements may be extended due to delays in the ordinary course as a result of trading patterns, surveyor availability, drydock availability and/or similar operational matters), that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated, each of which is valid and (D) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations, and (ii) no event has occurred and no condition exists that would reasonably be expected to cause any Company Vessel’s classification society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Company Vessel’s classification society.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there has not been any incident on or with respect to any Company Vessel since the date of its most recent Inspection or, with respect to any Company Vessel which has not been inspected, since the date of this Agreement and (ii) the Company Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to fair wear and tear.

(e) Prior to the date hereof, the Company has made available to Parent or its Representatives (i) true, correct and complete copies of the most recent quarterly class, port state control, flag and rightship inspection reports and (ii) the electronic class records, in each case, related to each Company Vessel.

(f) No Company Vessel is subject to (i) requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture, or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title; (ii) any actual, constructive, compromised, agreed, or arranged total loss, as applicable, including such loss as may arise during a requisition for hire; (iii) any hijacking, piracy, theft, capture, detention, confiscation, forfeiture, seizure, condemnation, arrest, restraint, or disappearance which deprives the Company or a Company Subsidiary (as applicable) of the use of such Company Vessel; or (iv) any requisition for hire, and no Company Vessel has been subject to such events within the last three (3) years.

(g) Over the past three (3) years, none of the Company Vessels have operated with a disabled automatic identification tracking system.

SECTION 3.25. FCPA, Anti-Corruption and Anti-Money Laundering. Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole:

(a) neither the Company nor any Company Subsidiary, nor any director, officer, or employee (when acting in their role as director, officer or employee) of the Company or any Company Subsidiary, or, to the Knowledge of the Company, any of its captain, crew, managers or agents, in each case, acting on behalf of the Company or any Company Subsidiary, is in violation, conspiring to violate or aiding and abetting the violation of, or, in the past five years has violated, conspired to violate, or aided and abetted the violation of the FCPA or made a violation of any other applicable Bribery Legislation or Anti-Money Laundering Laws (in each case to the extent applicable);

(b) neither the Company nor any Company Subsidiary, nor any director, officer, or employee (when acting in their role as director, officer or employee) of the Company or any Company Subsidiary, nor any Company Vessel, are, or in the past five years have been, subject to or involved in any actual, pending (or, to the Knowledge of the Company, threatened) Action, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Anti-Money Laundering Laws or Bribery Legislation, including the FCPA;

(c) in the last five years, the Company and each Company Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each Company Subsidiary as required by applicable Bribery Legislation;

(d) the Company and each Company Subsidiary has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e) no officer or director of the Company or any Company Subsidiary is a Government Official.

SECTION 3.26. Sanctions.

(a) None of the Company or any Company Subsidiary, nor any Company Vessel, nor any of their respective directors, officers or employees, or, nor, to the Knowledge of the Company, any of their respective captains, crew, agents, managers or other third parties that act for or on behalf of the Company or any Company Subsidiary or any Company Vessel is a Sanctioned Person.

(b) Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any Company Subsidiary nor any Company Vessel, nor any of their respective directors, officers or employees (in the case of directors, officers or employees, when acting for or on behalf of the Company or any Company Subsidiary) or, to the Knowledge of the Company, their respective captains, crew, agents, managers and other third parties when acting for or on behalf of the Company or any Company Subsidiary (a) directly or, to the Knowledge of the Company, indirectly, has in the past five years engaged in, is engaged in, or has any plan or commitment to engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any Sanctioned Person in violation of any Sanctions Laws or (ii) or any Sanctioned Country (including visiting a port in a Sanctioned Country), or (b) has in the past five years violated or is in violation of any Sanctions Laws or (c) has been the subject of or involved in any actual, pending (or, to the Knowledge of Parent, threatened) Action, or made any voluntary disclosures to any Governmental Entity, in any way relating to Sanctions Laws.

(c) The Company and each Company Subsidiary has instituted policies and procedures reasonably designed to promote compliance with Sanctions Laws and maintain such policies and procedures in force.

SECTION 3.27. Affiliate Transactions. Except for (a) Contracts filed or incorporated by reference as an exhibit to the Filed Company SEC Documents and (b) the Company Benefit Plans, Section 3.27 of the Company Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, the Company or any Company Subsidiary and, on the other hand, any (i) present executive officer or director of the Company or any Company Subsidiary or any person that has served as an executive officer or director of the Company or any Company Subsidiary within the last five years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date of this Agreement or (iii) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any Company Subsidiary).

SECTION 3.28. Shareholder Rights Plan; Anti-Takeover Provisions. (a) Except for the Shareholder Rights Agreement, the Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover agreement or plan. The Shareholder Rights Agreement has been amended in accordance with its terms to render it inapplicable to the Transactions. The Company has made available to Parent a true and correct copy of the Shareholder Rights Agreement, as amended, in effect as of the execution and delivery of this Agreement.

(b) No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or Law applicable to the Company applies to this Agreement, the Merger and the other Transactions.

SECTION 3.29. No Other Representations. Except for the representations and warranties contained in Article III or in any certificates delivered by the Company in connection with the Closing, the Company acknowledges that neither Parent nor Merger Sub nor any Representative of Parent or Merger Sub makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or any Parent Subsidiary or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE IV

Representations and Warranties of the Parent Entities

Each Parent Entity, jointly and severally, represents and warrants to the Company that, except (a) as set forth in the disclosure letter dated the date of this Agreement (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent from the content and context of the disclosure) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) or (b) as disclosed in the Filed Parent SEC Documents (excluding any exhibits to any Filed Parent SEC Documents or any disclosures contained in any part of any Filed Parent SEC Documents entitled “Risk Factors”, disclosures set forth in any “Forward-Looking Statements” disclaimer or any other disclosures set forth in the Filed Parent SEC Documents to the extent they are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such headings, disclosures or statements shall not be excluded); provided that this clause (b) shall not apply to the representations and warranties set forth in Section 4.03 or 4.08(b):

SECTION 4.01. Organization, Standing and Power. (a) Each Parent Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each Parent Entity has all requisite corporate power and authority to conduct its businesses as presently conducted. Each Parent Entity is duly qualified or licensed to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02. Parent Subsidiaries; Equity Interests. (a) All of the outstanding shares of capital stock of, or other equity, voting or ownership interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all Liens and free and clear of any other restriction (including any restriction on the right to vote, sell or dispose of such capital stock or other equity, voting or ownership interests), except for restrictions imposed by applicable securities Laws and subject in both cases to Permitted Liens.

(b) Each subsidiary of Parent (each, a “Parent Subsidiary”) (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), (ii) has all requisite power and authority to conduct its businesses as presently conducted and (iii) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Except for the capital stock of, or other equity, voting or ownership interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, as of the date of this Agreement, directly or indirectly, any capital stock of, or other equity, voting or ownership interests in, or any interest convertible into or exchangeable for any capital stock of, or other equity, voting or ownership interests in, any person.

SECTION 4.03. Capital Structure. (a) The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share, of Parent (“Parent Preferred Stock”). At the close of business on the Capitalization Date, (i) 84,016,892 shares of Parent Common Stock were outstanding, none of which were held by any Parent Subsidiary, (ii) 62,265 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Incentive Plans in respect of outstanding awards, of which 0 were subject to outstanding Parent Restricted Stock, (iii) 147,290 shares of Parent Common Stock were reserved and available for issuance for awards not yet granted under the Parent Incentive Plans and (iv) no shares of Parent Preferred Stock were outstanding. Except as set forth above, at the close of business on the Capitalization Date, no shares of capital stock of, or other equity, voting or ownership interests in, Parent were issued, reserved for issuance or outstanding.

(b) All outstanding shares of Parent Common Stock are, and all such shares that may be issued prior to the Closing Date will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BCA, the Fourth Amended and Restated Articles of Incorporation of Parent (the “Parent Charter”), the Third Amended and Restated Bylaws of Parent (the “Parent Bylaws”) or any Contract to which Parent is a party or otherwise bound (other than any Contracts to which the Company or any Company Subsidiary is a party or otherwise bound).

(c) All Parent Restricted Stock are evidenced by written award agreements, in each case substantially in the forms that have been made available to the Company. All shares of Parent Restricted Stock have been issued or granted, as applicable, in compliance in all material respects with applicable Law.

(d) Except as set forth above, as of the date of this Agreement there are no options, warrants, rights, convertible or exchangeable securities, other securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent is a party or by which it is bound (x) obligating Parent to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock of, or other equity, voting or ownership interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity, voting or ownership interest in Parent, (y) obligating Parent to issue, grant, sell, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the capital stock of Parent. As of the date of this Agreement, there are no outstanding contractual obligations of Parent to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity, voting or ownership interests in, Parent or any Parent Subsidiary (ii) vote or dispose of any shares of capital stock of, or other equity, voting or ownership interest in, any Parent Subsidiaries.

(e) During the period from the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by Parent of Parent Shares or Parent Preferred Stock, or other equity, voting or ownership interests in Parent, other than issuances of shares of Parent Common Stock in connection with the vesting or settlement of Parent Restricted Stock, in each case, in accordance with their terms.

SECTION 4.04. Authority; Execution and Delivery; Enforceability. (a) Each Parent Entity has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery by each Parent Entity of this Agreement, the performance by it of its obligations hereunder and the consummation by them of the Transactions have been duly authorized by all necessary corporate action on the part of such Parent Entity, subject to the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands. Each Parent Entity has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, insofar as such enforceability may be limited by the Enforceability Exceptions.

(b) The Parent Board at a meeting duly called and held, duly and unanimously adopted resolutions (i) declaring that this Agreement and consummation of the Transactions, including the Merger and the Share Issuance, are advisable and fair to, and in the best interests of, Parent and its shareholders, (ii) approving this Agreement and the Transactions, including the Merger and the Share Issuance, and (iii) authorizing the execution of this Agreement and the consummation of the Transactions.

SECTION 4.05. No Conflicts; Consents. (a) The execution and delivery by each Parent Entity of this Agreement and the performance by them of their obligations hereunder do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) conflict with, or result in any violation of any provision of, the organizational documents of any Parent Entity or any Parent Subsidiary, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Parent Entities or any Parent Subsidiary under, any provision of any material Contract to which any Parent Entity or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) assuming the accuracy of the representations set forth in Section 3.05(c), conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law applicable to the Parent Entities or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Assuming the accuracy of the representations set forth in Section 3.05(c), no Consent of or from, or registration, declaration, notice or filing with or made to any Governmental Entity or the expiry of any related waiting period (and any extension thereof) is required to be obtained or made by or with respect to the Parent Entities in connection with the execution, delivery and performance by the Parent Entities of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act and any other mandatory or appropriate merger control filings and notifications in respect of the Transactions, (ii) the filing with the SEC of (A) a registration statement on Form F-4 relating to the registration under the Securities Act of the Parent Shares to be issued as Merger Consideration (the “Form F-4”) and declaration of effectiveness of the Form F-4 and (B) such other reports required in connection with the Transactions under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (iii) any filings required under the rules and regulations of the NASDAQ and the approvals of the NASDAQ to authorize the listing, (iv) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, (v) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Merger Consideration, and (vi) such other items that the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.06. SEC Documents; Undisclosed Liabilities. (a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed with the SEC by Parent since January 1, 2021 (the documents referred to in this Section 4.06(a) being referred to collectively as the “Parent SEC Documents”). None of the Parent SEC Documents is, as of the date of this Agreement and to the Knowledge of Parent, the subject of ongoing SEC review or outstanding or unresolved comments.

(b) Each Parent SEC Document (i) at the time filed, complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement or the Closing Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents when filed (x) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (y) were prepared in accordance with GAAP (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (z) fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments). Except as set forth in the Parent SEC Documents filed by Parent with the SEC and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”), or as incurred pursuant to this Agreement or in the ordinary course of business since the date of the last balance sheet included in the Filed Parent SEC Documents, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are required by GAAP to be set forth on a consolidated balance sheet of Parent and its consolidated subsidiaries or in the notes thereto and that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are true and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. None of the Parent Entities has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets that could have a material effect on Parent’s financial statements.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) Since January 1, 2021, none of Parent, Parent’s independent accountants, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Parent, (ii) “material weakness” in the internal controls over financial reporting of Parent or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

SECTION 4.07. Disclosure Documents. (a) Each document required to be filed by Parent with the SEC in connection with the Merger and the other Transactions, including the Form F-4 and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder.

(b) At the time the Form F-4 or any amendment or supplement thereto is filed with the SEC, and at the time the Form F-4, as amended or supplemented, is declared effective under the Securities Act, the Form F-4, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent in this Section 4.07 with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in such documents.

(c) None of the information supplied or to be supplied by Parent, any Parent Subsidiary or Parent’s Representatives for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to holders of Company Common Stock or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 4.08. Absence of Certain Changes or Events. During the period since January 1, 2023 to the date of this Agreement, (a) other than in connection with the Transactions, Parent has conducted its business in the ordinary course consistent with past practice in all material respects and (b) there has not been any change, effect, event, circumstance, development or occurrence that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.09. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other similar person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with Transactions based upon arrangements made by or on behalf of Parent.

SECTION 4.10. Tax Matters.

(a) No Parent Entity or Parent Subsidiary has Knowledge of any fact or circumstance that could, individually or in the aggregate, reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(b) Each of Parent and each Parent Subsidiary is (and has been since January 1, 2018) exempt from U.S. federal income Taxes on its U.S.-source shipping income pursuant to Section 883 of the Code.

(c) Each of Parent and each Parent Subsidiary has (i) duly and timely filed, or caused to be filed, taking into account any extensions, all income and other material Tax Returns required to have been filed and such Tax Returns are correct and complete in all material respects and (ii) duly and timely paid, withheld or remitted all material Taxes (whether or not shown as due and payable on such Tax Returns) required to have been paid, withheld or remitted by it, including any withholding Tax.

(d) As of the date of this Agreement, there are no pending written claims by a Governmental Entity in a jurisdiction where Parent or any Parent Subsidiary do not file Tax Returns that Parent or any Parent Subsidiary is or may be subject to Taxes in such jurisdiction.

(e) Neither Parent nor any Parent Subsidiary has received any written notice of any audit, judicial proceeding or other examination against or with respect to Parent or any Parent Subsidiary with respect to a material amount of Taxes.

(f) Each of Parent and each Parent Subsidiary is treated as a corporation for Tax purposes. Parent is not a “passive foreign investment company” within the meaning of Section 1297 of the Code. In addition, each of Parent and each Parent Subsidiary is not now subject to the requirements of Section 7874 of the Code as an “expatriated entity.”

SECTION 4.11. Litigation. There is no Action pending (or, to the Knowledge of Parent, threatened) against Parent or any Parent Subsidiary or any of their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any Parent Subsidiary or any of their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.12. Permits. Parent and the Parent Subsidiaries are, and since January 1, 2021 have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals and orders of any Governmental Entity (including those required by Maritime Guidelines) necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets (including Parent Vessels) or to carry on their businesses (the “Parent Permits”), except where the failure to possess the Parent Permits would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.13. Compliance with Applicable Laws. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and since January 1, 2021 have been, in compliance with all Laws (including Maritime Guidelines) applicable to Parent, the Parent Subsidiaries or any of their respective properties or assets (including Parent Vessels) and the terms and conditions of all Parent Permits. Since January 1, 2021, Parent has complied with the applicable listing and corporate governance rules and regulations of the NASDAQ except where the failure to comply has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there is no demand or investigation by or before any Governmental Entity pending (or, to the Knowledge of Parent, threatened) alleging that Parent or any Parent Subsidiary is not in compliance with any applicable Law or the terms and conditions of all Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit. To the Knowledge of Parent, no noncompliance with any applicable Law or Parent Permit exists, except for any noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.14. Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent, each Parent Subsidiary and each Parent Vessel is, and since January 1, 2021, has been, in compliance with applicable Environmental Laws and the terms and conditions of all Parent Permits required under Environmental Law (“Parent Environmental Permits”). All Parent Environmental Permits have been obtained, are in full force and effect, and neither Parent nor any Parent Subsidiary has received any written notice, or otherwise has any Knowledge, that any Governmental Entity has begun, or threatened to begin, any action to terminate, cancel or modify any Parent Environmental Permits;

(b) Neither Parent nor any Parent Subsidiary has (i) received any written notice, demand, request for information, citation, summons, complaint, letter or claim alleging that Parent or any such Parent Subsidiary or any Parent Vessel is in violation of, or is subject to any actual or alleged liability under, any Environmental Law or any Parent Environmental Permit or (ii) entered into or agreed to, or is otherwise subject to, any consent decree, writ, injunction or Judgment issued by any Governmental Entity against Parent or any Parent Subsidiary or otherwise with respect to any Parent Vessel pursuant to any Environmental Law or any Parent Environmental Permit;

(c) There is no Action pending, or, to the Knowledge of Parent threatened, against Parent or any Parent Subsidiary or otherwise with respect to any Parent Vessel with respect to any matters arising under any applicable Environmental Law;

(d) None of Parent, any Parent Subsidiary or, to the Knowledge of Parent, any other person has Released, or exposed any person to, any Hazardous Material, bilge water or ballast water that would reasonably be expected to form the basis of any Action against Parent or any Parent Subsidiary under Environmental Law or that has required or would reasonably be expected to require Parent or any Parent Subsidiary to conduct or pay for the costs of any monitoring, investigation or remedial action under any Environmental Law or any Parent Environmental Permit at any location; and

(e) Neither Parent nor any Parent Subsidiary has retained or assumed, by Contract, or to the Knowledge of Parent, by operation of Law, any liability of any other person under any Environmental Law.

SECTION 4.15. Parent Benefit Plans. The are no liabilities or obligations, whether actual or contingent, with respect to, any Parent Benefit Plan except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.16. Real Property; Tangible Property. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries, have good and valid fee simple title (or its jurisdictional equivalent) to its owned real property (the “Parent Owned Real Property”), free and clear of all Liens, except for the Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the buildings, structures and systems occupied by Parent on the Parent Owned Real Property are structurally sound, in good operating condition and repair, normal wear and tear excepted, and free of any known latent defects and adequate for the current uses to which they are being put by Parent and the Parent Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no condemnation proceedings pending or, to the Knowledge of Parent, threatened with respect to any Parent Owned Real Property. Parent and the Parent Subsidiaries have not leased, subleased or licensed any portion of any Parent Owned Real Property to any person.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each material lease, sublease, license and other agreement (each, a “Parent Lease”) under which Parent or any Parent Subsidiary leases, subleases or licenses any real property (the “Parent Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Exceptions, (ii) no uncured default on the part of Parent or, if applicable, a Parent Subsidiary or, to the Knowledge of Parent, the landlord thereunder exists with respect to any Parent Lease and (iii) neither the execution and delivery of this Agreement nor the consummation of the Transactions will, with or without notice, the passage of time, or both, give rise to any right of the landlord or any other person under any Parent Lease to terminate such Parent Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the buildings, structures and systems occupied by Parent on the Parent Leased Real Property are structurally sound, in good operating condition and repair, normal wear and tear excepted, and free of any known latent defects and adequate for the current uses to which they are being put by Parent and the Parent Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Parent Lease, the Parent Leased Real Property, free and clear of all Liens, except for the Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no condemnation proceedings pending or, to the Knowledge of Parent, threatened with respect to any Parent Leased Real Property. Parent and the Parent Subsidiaries have not leased, subleased or licensed any portion of any Parent Leased Real Property to any person.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent or a Parent Subsidiary is the sole owner and has good, valid and marketable title to, or in the case of leased personal property assets, valid leasehold interests in, all tangible personal property currently used in the operation of the businesses of Parent and the Parent Subsidiaries, including the Parent Vessels, free and clear of any Liens, except Permitted Liens. The material tangible personal property currently used in the operation of the businesses of Parent and the Parent Subsidiaries is in good working order (reasonable wear and tear excepted) and is maintained consistently with industry standards, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.17. Parent Vessels; Maritime Matters. (a) Section 4.17(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of the vessels owned by Parent or a Parent Subsidiary (the vessels required to be scheduled thereon, the “Parent Vessels”), including its name, registered owner, time charter attached to it as of the date hereof (if applicable, excluding time charter single trips), its manager, International Maritime Organization number, flag, IMO number, type, date of the delivery, shipbuilder, depth, capacity (gross tonnage or deadweight tonnage, as specified therein), net tonnage, the pool in which entered (if applicable) and class. Each Parent Vessel is, in all material respects, lawfully documented and registered in the name of its registered owner under the Laws where such vessel is registered and each such vessel and owner of such vessel complies in all material respects with all applicable Laws to which such vessel may be registered.

(b) Each Parent Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent or the applicable Parent Subsidiary is qualified to own and operate the Parent Vessels under applicable Laws, including the Laws of each Parent Vessel’s flag state, except where such failure to be qualified would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Vessel (A) is duly registered under the flag set forth in Section 4.17(a) of the Parent Disclosure Letter, (B) is seaworthy and maintained in class, (C) has all national and international operating and trading certificates and endorsements (for the avoidance of doubt such certificates and endorsements may be extended due to delays in the ordinary course as a result of trading patterns, surveyor availability, drydock availability and/or similar operational matters), that are required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated, each of which is valid and (D) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations and (ii) no event has occurred and no condition exists that would reasonably be expected to cause any Parent Vessel’s classification society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Parent Vessel’s classification society.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) there has not been any incident on or with respect to any Parent Vessel since the date of its most recent Inspection or, with respect to any Parent Vessel which has not been inspected, since the date of this Agreement and (ii) the Parent Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to fair wear and tear.

(e) Prior to the date hereof, Parent has made available to Company or its Representatives true, correct and complete copies of the most recent quarterly class, port state control, flag and rightship inspection reports related to each Parent Vessel.

(f) No Parent Vessel is subject to (i) requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture, or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title; (ii) any actual, constructive, compromised, agreed, or arranged total loss, as applicable, including such loss as may arise during a requisition for hire; (iii) any hijacking, piracy, theft, capture, detention, confiscation, forfeiture, seizure, condemnation, arrest, restraint, or disappearance which deprives Parent or a Parent Subsidiary (as applicable) of the use of such Parent Vessel; or (iv) any requisition for hire, and no Parent Vessel has been subject to such events within the last three (3) years.

(g) Over the past three (3) years, none of the Parent Vessels have operated with a disabled automatic identification tracking system.

SECTION 4.18. FCPA, Anti-Corruption and Anti-Money Laundering. Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole:

(a) neither Parent nor any Parent Subsidiary, nor any director, officer, or employee (when acting in their role as director, officer or employee) of Parent or any Parent Subsidiary, or, to the Knowledge of Parent, any of its captain, crew, managers or agents, in each case, acting on behalf of Parent or any Parent Subsidiary, is in violation, conspiring to violate or aiding and abetting the violation of, or, in the past five years has violated, conspired to violate, or aided and abetted the violation of the FCPA or made a violation of any other applicable Bribery Legislation or Anti-Money Laundering Laws (in each case to the extent applicable);

(b) neither Parent nor any Parent Subsidiary, nor any director, officer, or employee (when acting in their role as director, officer or employee) of Parent or any Parent Subsidiary, nor any Parent Vessel, are, or in the past five years have been, subject to or involved in any actual, pending (or, to the Knowledge of Parent, threatened) Action, or made any voluntary disclosures to any Governmental Entity, involving Parent or any Parent Subsidiary in any way relating to applicable Anti-Money Laundering Laws or Bribery Legislation, including the FCPA;

(c) in the last five years, Parent and each Parent Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and each Parent Subsidiary as required by applicable Bribery Legislation;

(d) Parent and each Parent Subsidiary has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e) no officer or director of Parent or any Parent Subsidiary is a Government Official.

SECTION 4.19. Sanctions.

(a) None of Parent or any Parent Subsidiary, nor any Parent Vessel, nor any of their respective directors, officers or employees, or, nor, to the Knowledge of Parent, any of their respective captains, crew, agents, managers or other third parties that act for or on behalf of Parent or any Parent Subsidiary or any Parent Vessel is a Sanctioned Person.

(b) Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries taken as a whole, none of Parent or any Parent Subsidiary nor any Parent Vessel, nor any of their respective directors, officers or employees (in the case of directors, officers or employees, when acting for or on behalf of Parent or any Parent Subsidiary) or, to the Knowledge of Parent, their respective captains, crew, agents, managers and other third parties when acting for or on behalf of Parent or any Parent Subsidiary (a) directly or, to the Knowledge of Parent, indirectly, has in the past five years engaged in, is engaged in, or has any plan or commitment to engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any Sanctioned Person in violation of any Sanctions Laws or (ii) or any Sanctioned Country (including visiting a port in a Sanctioned Country), or (b) has in the past five years violated or is in violation of any Sanctions Laws or (c) has been the subject of or involved in any actual, pending (or, to the Knowledge of Parent, threatened) Action, or made any voluntary disclosures to any Governmental Entity, in any way relating to Sanctions Laws.

(c) Parent and each Parent Subsidiary has instituted policies and procedures reasonably designed to promote compliance with Sanctions Laws and maintain such policies and procedures in force.

SECTION 4.20. No Merger Sub Activity. Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with this Agreement.

SECTION 4.21. Affiliate Transactions. Except for Contracts filed or incorporated by reference as an exhibit to the Filed Parent SEC Documents, Section 4.21 of the Parent Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Parent or any Parent Subsidiary and, on the other hand, any (a) present executive officer or director of Parent or any Parent Subsidiary or any person that has served as an executive officer or director of Parent or any Parent Subsidiary within the last five years or any of such officer’s or director’s immediate family members, (b) record or beneficial owner of more than 5% of the shares of Parent Common Stock as of the date of this Agreement or (c) to the Knowledge of Parent, any affiliate of any such officer, director or owner (other than Parent or any Parent Subsidiary).

SECTION 4.22. Shareholder Rights Plan; Anti-Takeover Provisions. (a) Parent is not party to a shareholder rights plan, “poison pill” or similar anti-takeover agreement or plan.

(b) No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or Law applicable to Parent applies to this Agreement, the Merger and the other Transactions.

SECTION 4.23. No Vote Required. No vote or approval by the holders of securities of Parent is required to authorize and approve this Agreement or the issuance of the Parent Shares to be issued in the Merger or any of the other Transactions.

SECTION 4.24. Parent Shares. Parent has reserved a sufficient number of shares of Parent Common Stock in order to fulfill its obligations under this Agreement. All Parent Shares that may be issued in the Merger or the other Transactions pursuant to this Agreement will be, when issued in accordance with the terms of this Agreement for the consideration expressed herein, duly authorized, validly issued, fully paid and nonassessable, and will be free of restrictions on transfer. Parent has available sufficient cash or lines of credit available to pay the aggregate cash in lieu of fractional shares pursuant to Section 2.10, and Parent will have, at the Closing, all amounts required to be paid by Parent in connection with the consummation of the Transactions and any other related fees and expenses.

SECTION 4.25. Pending Transactions. None of Parent or any Parent Subsidiary is a party to any pending equity investment, or transaction to acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any person or portion thereof, or otherwise acquire any assets, where the entering into of a definitive agreement relating to or the consummation of such transaction would reasonably be expected to (a) impose any material delay in the obtaining of, or material increase the risk of not obtaining, the Consents, approvals, authorizations or waivers of any Governmental Entity necessary to consummate the Transactions or the expiration of termination of any applicable waiting period, (b) materially increase the risk of any Governmental Entity seeking or entering a Judgment prohibiting the consummation of the Transactions or (c) materially delay the consummations of the Transactions.

SECTION 4.26. No Other Representations. Except for the representations and warranties contained in Article IV or in any certificates delivered by Parent in connection with the Closing, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business. (a) Conduct of Business by the Company. Except (w) as set forth in Section 5.01(a) of the Company Disclosure Letter, (x) otherwise expressly permitted or expressly contemplated by this Agreement, (y) as required by applicable Law or (z) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course in all material respects consistent with past practice, including by using reasonable best efforts to (A) operate the Company Vessels, or cause the Company Vessels to be operated, (1) in a customary manner consistent with the Company’s past practice, (2) in accordance with the requirements of the class and flag state of each of the Company Vessels and the applicable manager’s safety and planned management systems and (3) in compliance with the requirements of port states with which each Company Vessel trades and (B) maintain the Company Vessels, or cause the Company Vessels to be maintained, in good condition (provided that with respect to any managers of the Company Vessels (other than the Company or any Company Subsidiary) the obligations in the foregoing clause (i) shall be limited to using reasonable best efforts to cause the relevant manager to operate the Company Vessels to comply with the foregoing, including through the exercise or non-exercise of any consent rights that the Company or any Company Subsidiary has under any management Contract with any such manager) and (ii) use reasonable best efforts to preserve intact its business organization and business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, third-party managers and Governmental Entities, and using reasonable best efforts to keep the services of its current officers and key employees. In addition, and without limiting the generality of the foregoing, except as set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock with declaration, record and payment dates and in amounts consistent with past practice and in accordance with the Company Dividend Policy and Section 6.15, (2) dividends and distributions by any wholly owned Company Subsidiary to its applicable parent, and (3) accrued dividends on unvested shares of Company Common Stock, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, from any third party, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities thereof convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (x) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company RSUs, Company PSUs, Company Performance-Based Restricted Shares, Company Restricted Shares or Convertible Notes and (y) the acquisition by the Company of a Company RSU, Company PSU, Company Performance-Based Restricted Shares, Company Restricted Shares or Convertible Notes in connection with the forfeiture of such Company RSU, Company PSU, Company Performance-Based Restricted Share, Company Restricted Share or Convertible Note as applicable;

(ii) (A) amend the Company Charter or the Company By-Laws or (B) amend in any material respect the charter or organizational documents of any other Company Subsidiary;

(iii) except as required by the terms or conditions of any Contract or Company Benefit Plan, (A) establish, adopt, enter into, terminate, amend or modify any Company Benefit Plan (or any plan, program, arrangement, practice or agreement that would be a Company Benefit Plan if it were in existence on the date of this Agreement), (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Benefit Plans (or any plan, program, arrangement, practice or agreement that would be a Company Benefit Plan if it were in existence on the date of this Agreement), (C) grant or agree to grant any Company Service Provider any increase in compensation, wages, bonuses, incentives, severance pay, fringe or other compensation, or pension or other benefits, or pay any bonus to, or grant any loan to, any Company Service Provider, (D) grant or agree to grant any equity awards, change in control, severance or entitlements to termination pay, (E) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan, enter into any trust, annuity or insurance Contract or similar agreement with respect to any Company Benefit Plan other than in the ordinary course of renewing such Contract or similar arrangement, or change the manner in which contributions to any Company Benefit Plan are made or the basis on which such contributions are determined, (F) take any action to fund, accelerate the time of payment or vesting or in any other way secure the payment of compensation or benefits under any plan, agreement, contract or arrangement with any Company Service Provider or any Company Benefit Plan (or any award thereunder), (G) terminate the employment of any Company Service Provider with an annual base salary in excess of $210,000, other than due to such individual’s death, disability or for cause (as determined by the Company in the ordinary course of business) or (H) hire any individual who would have an annual base salary in excess of $210,000;

(iv) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Law);

(v) make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(vi) authorize or announce an intention to authorize (except in connection with a Company Adverse Recommendation Change in accordance with Section 5.02(d) in order to accept a Superior Proposal; provided that the Company has complied with Section 5.02), or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any vessel that would be a Company Vessel if owned on the date hereof or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of stock or assets, license or formation of a joint venture or otherwise or make a capital investment in any person, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(vii) enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third party;

(viii) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under the Company Incentive Plan (except as otherwise required by the express terms of any Company Equity Award outstanding on the date hereof), other than (A) issuances of Company Shares in respect of the vesting or settlement of Company Equity Awards or Convertible Notes outstanding on the date hereof and in accordance with their respective present terms or (B) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(ix) redeem, repurchase, prepay, repay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness for borrowed money among the Company and wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (B) guarantees by the Company of Indebtedness for borrowed money of wholly owned Company Subsidiaries or guarantees by wholly owned Company Subsidiaries of Indebtedness for borrowed money of the Company or any wholly owned Company Subsidiary, which Indebtedness is incurred in compliance with this Section 5.01(a)(ix), (C) repayments of revolving credit facilities that do not decrease the aggregate amount of borrowings available thereunder and drawdowns of revolving credit facilities, (D) payments for the amortization of principal required by the terms of such Indebtedness and (E) repayment of interest rate swap Contracts; provided that nothing contained herein shall prohibit the Company and the Company Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(x) (A) waive, cancel, forgive, release, settle or assign any material Indebtedness (other than Indebtedness solely among the Company and Company Subsidiaries) owed to the Company or a Company Subsidiary or any material claims held by the Company or any Company Subsidiaries against any person or (B) grant any new material refunds, credits, rebates or allowances to any customers;

(xi) make any loans to any other person, except for loans among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(xii) sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any Company Vessel or any of its other material properties or assets (including shares of capital stock or other equity interests of the Company or any of the Company Subsidiaries, but excluding any Company Intellectual Property, which, for the avoidance of doubt, is governed by Section 5.01(a)(xiii)), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business, (C) for transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, and (D) voyage charters of Company Vessels or time charters of Company Vessels of a duration of nine months or less, in each case, in the ordinary course of business;

(xiii) (A) sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any material Company Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business (1) to customers or (2) to service providers for use for the benefit of the Company or the Company Subsidiaries; or (B) disclose to any third parties any trade secrets or material confidential information of the Company or any Company Subsidiary, except pursuant to reasonable protective confidentiality agreements;

(xiv) (A) compromise or settle any Action, in each case made or pending by or against the Company or any of the Company Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of Actions that: (1) involve the payment by the Company of an amount not in excess of $250,000 for any single Action or $1,750,000 in the aggregate (in each case, excluding any amounts that insurance companies have agreed to pay under existing insurance policies), and (2) do not involve an admission of guilt or impose any injunctive or other non-monetary remedy or a material restriction on the Company and the Company Subsidiaries (other than customary release, confidentiality and non-disparagement obligations) or (B) commence any Action, that is reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole, other than in the ordinary course of business;

(xv) make or change any Tax election (other than in the ordinary course of business), change any Tax accounting period or method of Tax accounting, file any amended Tax Return, settle or compromise any audit or proceeding relating to Taxes or agree to an extension or waiver of the statute of limitations (other than pursuant to an automatic extension of the due date for filing a Tax Return), enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law), or surrender any right to claim a material Tax refund, in each case, that is material to the Company and the Company Subsidiaries, taken as a whole;

(xvi) except for capital expenditures incurred in the ordinary course of business in accordance with the Company’s budget plan provided to Parent prior to the date of this Agreement, make any new capital expenditure or expenditures in excess of $500,000 individually or $1,000,000 in the aggregate;

(xvii) except in connection with any transaction to the extent specifically permitted by any other clause of this Section 5.01(a), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract or a Company Lease, or (B) materially modify, materially amend or terminate or fail to renew any Company Material Contract or any Company Lease, or waive, release, assign or fail to enforce any material rights or claims thereunder in a manner that is adverse to the Company or any Company Subsidiary (provided that, notwithstanding anything to the contrary herein, the Company or any Company Subsidiary shall be permitted to enter into voyage charters of Company Vessels or time charters of Company Vessels of a duration of nine months or less, in each case, in the ordinary course of business);

(xviii) authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization other than transactions involving only immaterial wholly owned Company Subsidiaries or file a petition in bankruptcy;

(xix) materially reduce the amount of insurance coverage or fail to use reasonable best efforts to renew any material existing insurance policies;

(xx) amend or otherwise modify the economic terms, any terms with respect to future engagements or any other terms in any material respect of any engagement letter between the Company and any financial advisor described in Section 3.09, or enter into a new engagement letter with any such financial advisor;

(xxi) create any Company Subsidiary except in the ordinary course of business;

(xxii) modify or amend, terminate, let lapse or fail to timely renew any Company Permit in a manner that adversely impacts the Company’s ability to conduct its business in any material respect;

(xxiii) take any action that would result in a change to the conversion rate of the Convertible Notes from the rate set forth in Section 3.03(a), other than any change as a result of the Transactions or any change as a result of regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock as permitted by Section 5.01(a)(i) above;

(xxiv) amend or otherwise modify the Shareholder Rights Agreement, other than amending the Shareholder Rights Agreement to extend the expiration date beyond June 22, 2024;

(xxv) (A) directly or indirectly engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any Sanctioned Person in violation of Sanctions Laws or (ii) in any Sanctioned Country (including visiting a port in a Sanctioned Country), and (B) comply with Sanctions Laws, the FCPA, and applicable Corruption Laws and Anti-Money Laundering Laws; or

(xxvi) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. Except (w) as set forth in Section 5.01(b) of the Parent Disclosure Letter, (x) as otherwise expressly permitted or expressly contemplated by this Agreement, (y) as required by applicable Law or (z) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall, and shall cause each Parent Subsidiary to, (i) conduct its business in the ordinary course in all material respects consistent with past practice, including by using reasonable best efforts to (A) operate the Parent Vessels, or cause the Parent Vessels to be operated, (1) in a customary manner consistent with Parent’s past practice, (2) in accordance with the requirements of the class and flag state of each of the Parent Vessels and the applicable manager’s safety and planned management systems and (3) in compliance with the requirements of port states with which each Parent Vessel trades and (B) maintain the Parent Vessels, or cause the Parent Vessels to be maintained, in good condition (provided that with respect to any managers of the Parent Vessels (other than Parent or any Parent Subsidiary) the obligations in the foregoing clause (i) shall be limited to using reasonable best efforts to cause the relevant manager to operate the Parent Vessels to comply with the foregoing, including through the exercise or non-exercise of any consent rights that Parent or any Parent Subsidiary has under any management Contract with any such manager) and (ii) use reasonable best efforts to preserve intact its business organization and business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, third-party managers and Governmental Entities, and using reasonable best efforts to keep available the services of its current officers and key employees. In addition, and without limiting the generality of the foregoing, except as set forth in Section 5.01(b) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock with declaration, record and payment dates and in amounts consistent with past practice and in accordance with the Parent Dividend Policy and Section 6.15, (2) dividends and distributions by any Parent Subsidiary to its applicable parent and (3) dividends and distributions with record dates after the Effective Time or (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for capital stock;

(ii) (A) amend the Parent Charter or the Parent Bylaws or (B) amend in any material respect the charter or organizational documents of any other Parent Subsidiary, except in the case of the organizational documents of Merger Sub, to the extent any such amendment is necessary to consummate any of the Transactions;

(iii) except as required by the terms or conditions of any Contract or Parent Benefit Plan, (A) grant or agree to grant any Parent Service Provider with an annual base salary in excess of $250,000 any increase in compensation, severance pay, equity awards or change in control pay, other than in the ordinary course of business consistent with past practice, (B) change any actuarial or other assumption used to calculate funding obligations with respect to any Parent Benefit Plan, enter into any trust, annuity or insurance Contract or similar agreement with respect to any Parent Benefit Plan other than in the ordinary course of renewing such Contract or similar arrangement, or change the manner in which contributions to any Parent Benefit Plan are made or the basis on which such contributions are determined or (C) take any action to fund, accelerate the time of payment or vesting or in any other way secure the payment of compensation or benefits under any plan, agreement, contract or arrangement with any Parent Service Provider or any Parent Benefit Plan (or any award thereunder);

(iv) make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(v) authorize or announce an intention to authorize, or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any vessel that would be a Parent Vessel if owned on the date hereof or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of stock or assets, license or formation of a joint venture or otherwise or make a capital investment in any person, if such acquisition would reasonably be expected to prevent or materially impair or delay the ability of Parent to perform its obligations hereunder or consummate the Merger or the other Transactions;

(vi) sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any Parent Vessel or any of its other material properties or assets (including shares of capital stock or other equity interests of Parent or any of the Parent Subsidiaries) if such transaction would reasonably be expected to prevent or materially impair or delay the ability of Parent to perform its obligations hereunder or consummate the Merger or the other Transactions;

(vii) authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization, other than transactions involving only immaterial wholly owned Parent Subsidiaries or file a petition in bankruptcy;

(viii) (A) directly or indirectly engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any Sanctioned Person in violation of Sanctions Laws or (ii) in any Sanctioned Country (including visiting a port in a Sanctioned Country), and (B) comply with Sanctions Laws, the FCPA, and applicable Corruption Laws and Anti-Money Laundering Laws; or

(ix) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Other Actions. Each of the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that would reasonably be expected to, result in any condition set forth in Article VII not being satisfied (other than as expressly permitted by Section 5.02 or 8.01).

(d) Advice of Changes. Each of Parent and the Company shall promptly advise the other of any change or event, of which it has Knowledge, (i) having or reasonably likely to have a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be or (ii) that would or would be reasonably likely to cause or constitute a material breach of any of its respective representations, warranties or covenants contained in this Agreement if such material breach would result in the failure of any condition set forth in Section 7.03(a), 7.03(b), 7.02(a) or 7.02(b), respectively, by the End Date, except that (A) no such notification will affect the representations, warranties or covenants of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement and (B) a failure to comply with this Section 5.01(d) will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Parent Material Adverse Effect, Company Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

SECTION 5.02. Solicitation; Change in Recommendation. (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on January 10, 2024 (the “Go-Shop Period”), the Company and the Company Subsidiaries and their respective Representatives shall have the right to, directly or indirectly: (i) initiate, solicit, propose, facilitate, encourage, cooperate with respect to, and take any other action for the purpose of such initiation, solicitation, proposal, facilitation, encouragement or cooperation with respect to, and take any other action for the purpose of facilitating, encouraging or cooperating with, whether publicly or otherwise, Company Takeover Proposals from a Go-Shop Party (or inquiries, proposals or offers from a Go-Shop Party or other efforts or attempts that may reasonably be expected to lead to a Company Takeover Proposal from a Go-Shop Party), including by way of providing access to non-public information pursuant to one or more Acceptable Confidentiality Agreements with any such Go-Shop Party; provided that the Company shall concurrently provide to Parent, or give Parent access to, any non-public information concerning the Company or the Company Subsidiaries that is provided to, or for which access is provided to, any Go-Shop Party which was not previously provided to Parent or its Representatives; and (ii) enter into, engage in and maintain discussions or negotiations with a Go-Shop Party with respect to Company Takeover Proposals (or inquiries, proposals or offers from a Go-Shop Party or other efforts or attempts that may reasonably be expected to lead to a Company Takeover Proposal from a Go-Shop Party) and otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations with a Go-Shop Party. For purposes of clarity, the Company’s obligations solely with respect to the Go-Shop Parties under Section 5.02(b) shall commence upon the expiration of the Go-Shop Period unless the Company Board or any committee or subcommittee thereof has made the determination referred to in Section 5.02(c) with respect to a Company Takeover Proposal submitted by any Go-Shop Party prior to the expiration of the Go-Shop Period.

(b) Except as expressly permitted by this Section 5.02 (including with respect to a Go-Shop Party during the Go-Shop Period) and except in respect of any Go-Shop Party that has submitted a Company Takeover Proposal prior to the expiration of the Go-Shop Period with respect to which the Company Board or any committee or subcommittee thereof has made the determination referred to in Section 5.02(c) prior to the expiration of the Go-Shop Period, the Company shall and shall cause each of the Company Subsidiaries and its and their respective employees, officers and directors to, and shall instruct and use reasonable best efforts to cause its Representatives retained by it and acting on its behalf to, at all times during the period commencing from the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (i) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any persons that may then be ongoing with respect to or which could reasonably be expected to lead to a Company Takeover Proposal, immediately terminate all physical and electronic data room access previously granted to any such person or its representatives and request that such persons deliver to the Company or destroy all copies of, studies based upon and any extracts or summaries from, any non-public information of the Company in such person’s possession or control, which non-public information was provided by or on behalf of the Company in connection with a Company Takeover Proposal on or prior to the expiration of the Go-Shop Period with respect to a Go-Shop Party or on or prior to the date of this Agreement with respect to any other person, and (ii) not, directly or indirectly, (A) initiate, solicit, assist or knowingly encourage or facilitate (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding (except to clarify the terms and conditions of any such inquiry, proposal or offer, to request that any such inquiry, proposal or offer made orally be made in writing, or to notify any person of the provisions of this Section 5.02), or furnish to any other person any non-public information relating to, or afford any other person access to the business, operations, assets, books, records or personnel of the Company or any Company

Subsidiary in connection with, or for the purpose of, facilitating or encouraging a Company Takeover Proposal or any proposal that would reasonably be expected to lead to, a Company Takeover Proposal, (C) approve, endorse or recommend any Company Takeover Proposal or submit a Company Takeover Proposal or any matter related thereto for the approval of the Company shareholders, (D) waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (E) enter into any Contract, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Company Takeover Proposal or (F) authorize or commit to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions in this Section 5.02 applicable to the Company by any of the Company’s affiliates or any of its other Representatives shall be deemed to be a breach of this Section 5.02 by the Company.

(c) Notwithstanding anything contained in Section 5.02(b), if at any time on or after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a bona fide written Company Takeover Proposal, which Company Takeover Proposal did not result from any breach of this Section 5.02, (i) the Company and its Representatives may contact and engage in discussions with such person or group of persons making such Company Takeover Proposal or its or their Representatives and financing sources solely to clarify the terms and conditions thereof or to request that any Company Takeover Proposal made orally be made in writing or to notify such person or group of persons or its or their Representatives and financing sources of the provisions of this Section 5.02, and (ii) if the Company Board or any duly authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that (A) such Company Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with such person or group of persons making such Company Takeover Proposal and furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the person or group of persons who has made such Company Takeover Proposal and its or their respective Representatives and financing sources; provided that the Company shall concurrently provide to Parent, or give Parent access to any non-public information concerning the Company or any Company Subsidiary that is provided to, or for which access is provided to, any such person given such access which was not previously provided to Parent or its Representatives and (y) subject to the execution of an Acceptable Confidentiality Agreement and compliance with this Section 5.02, engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Company Takeover Proposal and its or their Representatives. The parties acknowledge and agree that any contacts, disclosures, discussions or negotiations permitted under this Section 5.02(c), including any public announcement that the Company or the Company Board has made any determination contemplated by this Section 5.02(c) to take or engage in any such actions, shall not in and of itself constitute a Company Adverse Recommendation Change or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 8.01.

(d) Neither the Company Board nor any other committee thereof will (i) (A) withhold or withdraw (or modify in any manner adverse to Parent), or propose publicly to withhold or withdraw (or modify in any manner adverse to Parent), the Company Board Recommendation (it being understood that publicly taking a neutral position or no position (except as provided in clause (y) below) with respect to a Company Takeover Proposal shall be considered a modification to the Company Board Recommendation in a manner adverse to Parent) or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Takeover Proposal (it being understood that the Company Board or any duly authorized committee thereof may, and may cause the Company to, (x) make a customary “stop, look and listen” communication), and (y) elect to take no position with respect to a Takeover Proposal until the close of business on the tenth Business Day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act (any action described in this clause (i), other than the actions in the foregoing clause (x) and (y) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar Contract or arrangement (other than an Acceptable Confidentiality Agreement pursuant to Section 5.02(a)) constituting, or that is intended to or would reasonably be expected to result in or lead to any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Transactions, or requiring, or that would reasonably be expected to cause, the Company to fail to comply with this Agreement (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or anything else to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, the Company Board may (I) make a Company Adverse Recommendation Change in response to an Intervening Event or (II) make a Company Adverse Recommendation Change in response to and cause the Company to enter into a Company Acquisition Agreement with respect to a Company Takeover Proposal not solicited in violation of this Section 5.02 and terminate this Agreement pursuant to Section 8.01(d)(ii), in either case if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after giving effect to all of the adjustments to the terms of this Agreement that have been offered in writing by Parent in accordance with this Section 5.02(d), that (x) in the case of clause (I) where the Company Adverse Recommendation Change is not made in response to a Company Takeover Proposal, failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) in the case of (A) clause (I) where such Company Adverse Recommendation Change is made in response to a Company Takeover Proposal or (B) clause (II), such Company Takeover Proposal constitutes a Superior Proposal; provided, however, that the Company Board will not be entitled to exercise its rights to make a Company Adverse Recommendation Change unless (x) the Company delivers to Parent a written notice (a “Company Notice”) (it being agreed that the delivery of the Company Notice shall not constitute a Company Adverse Recommendation Change) advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including, in the case of an Intervening Event, a description of the Intervening Event in reasonable detail or, in the case of a Superior

Proposal, (A) the identity of the party making such Superior Proposal, (B) the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board and (C) a copy of the most current version of any proposed definitive agreement(s) with respect to any such Superior Proposal and (y) at or after 5:00 p.m., New York City time, on the fifth Business Day following the day on which the Company delivered the Company Notice (it being understood that for purposes of calculating such five Business Days, the first Business Day will be the first Business Day after the date of such delivery), the Company Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that (1) in the case of a Superior Proposal, such Company Takeover Proposal continues to constitute a Superior Proposal and (2) the failure to make a Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. Any change in the financial terms or any other material amendment to the terms and conditions of such Superior Proposal shall require a new Company Notice and a new three Business Day period, and any such three Business Day period shall be calculated in the same manner as the initial five Business Day period. In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement proposed in writing by Parent by 5:00 p.m., New York City time, on the last Business Day of the applicable five Business Day period or three Business Day period, as applicable, in response to a Company Notice, and if requested by Parent, the Company shall, and shall cause its Representatives to, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that any Company Takeover Proposal would cease to constitute a Superior Proposal or that such failure to make a Company Adverse Recommendation Change due to an Intervening Event would cease to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, further, that any purported termination of this Agreement pursuant to this Section 5.02(d) shall be void and of no force and effect unless the termination is in accordance with Section 8.01(d)(ii) and, to the extent required under the terms of this Agreement, the Company pays Parent the applicable Company Termination Fee in accordance with Section 8.03 prior to or concurrently with such termination.

(e) In addition to the obligations of the Company set forth in Sections 5.02(a) and 5.02(d), prior to obtaining the Company Shareholder Approval, the Company shall promptly, and in any event within 24 hours, advise Parent orally and in writing of any Company Takeover Proposal or any request for information or inquiry, proposal or offer that would reasonably be expected to result in, lead to or that contemplates a Company Takeover Proposal, the identity of the person making any such Company Takeover Proposal, request, inquiry, proposal or offer and the material terms and conditions of any such Company Takeover Proposal, request, inquiry, proposal or offer (including a copy thereof and any financing commitment papers submitted therewith, if such Company Takeover Proposal is in writing). The Company shall (i) keep Parent reasonably informed on a reasonably current basis of the status, including any material change to the terms of, any such Company Takeover Proposal and (ii) promptly provide to Parent after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal (or, with respect to oral proposals, a written summary thereof). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(e) will be subject to the terms of the Confidentiality Agreement.

(f) Nothing contained in this Section 5.02 or otherwise in this Agreement shall prohibit the Company from complying with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any other disclosure to the holders of Company Common Stock if, in the good-faith judgment of the Company Board, after consultation with its outside legal counsel, failure so to disclose would reasonably be expected to be inconsistent with its obligations under applicable Law; provided, however, that in no event shall the Company, the Company Board or any committee thereof, except as expressly permitted by and pursuant to Section 5.02(d), make a Company Adverse Recommendation Change.

(g) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to Company Takeover Proposals.

“Company Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing) with respect to any (i) tender offer or exchange offer, merger, amalgamation, arrangement, consolidation, share exchange, other business combination or similar transaction involving the Company or any Company Subsidiary, pursuant to which any person or group of persons (or affiliates thereof) would acquire 20% or more of the consolidated revenues, net income, earnings before interest expense, taxes, depreciation and amortization (“EBITDA”) or assets of the Company and the Company Subsidiaries, taken as a whole, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income, EBITDA or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person or group of persons (or affiliates or shareholders thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (iv) transaction in which any person or group of persons (or affiliates or shareholders thereof) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which has beneficial ownership or has the right to acquire beneficial ownership, of 20% or more of the voting power of the Company or (v) combination of the foregoing (in each case, other than the Transactions).

“Intervening Event” means any material event, fact, circumstance, effect, development or occurrence that (i) was not known to, or reasonably foreseeable by, the Company Board as of the date hereof or, if known, the material consequences of which were not known or reasonably foreseeable as of the date hereof and (ii) does not involve or relate to the receipt, existence or terms of any Company Acquisition Agreement (or any proposal or inquiry that constitutes, or is reasonably expected to lead to, a Company Acquisition Agreement).

“Superior Proposal” means any bona fide written Company Takeover Proposal (with all references to “20%” included in the definition of “Company Takeover Proposal” deemed to be references to 50%) (not solicited by or on behalf of the Company or any Company Subsidiary or any of their respective Representatives in violation of, or otherwise resulting from a breach of, this Section 5.02) made by a third party after the date of this Agreement that, if consummated, would, which the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor), be (i) more favorable to the holders of Company Common Stock from a financial point of view than the Merger and the other Transactions (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any binding changes to the financial terms of this Agreement proposed by Parent in writing in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal and this Agreement.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of Proxy Statement, Form F-4; Shareholders Meeting and Approval. (a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement and the Parent Entities shall prepare and file with the SEC the Form F-4 in preliminary form. The Proxy Statement will be included in and will constitute a part of the Form F-4. Parent and the Company shall make available to each other all information, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the Form F-4. Such information and assistance shall include, if requested by Parent, the provision of such financial statements or other information of the Company and the Company Subsidiaries, and assistance with the preparation of pro forma financial statements of the Parent Entities, in each case that are required to be included or incorporated by reference into the Form F-4, and the Company shall use its reasonable best efforts to cause its auditors (and any other current or former auditors of the Company or any Company Subsidiary, as the case may be) to deliver any required acknowledgements and consents in respect of any financial statements of the Company or any Company Subsidiary to be included or incorporated by reference into the Form F-4. The Company hereby consents to the inclusion or incorporation by reference into the Form F-4 of any financial statements or other information relating to the Company or any Company Subsidiary reasonably required to be included or incorporated by reference therein. Each of Parent and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the Proxy Statement cleared by the SEC, and the Form F-4 declared effective by the SEC, in each case as promptly as reasonably practicable. Parent and the Company shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, Form F-4 or for additional information and promptly shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or Form F-4. Notwithstanding the foregoing, prior to filing (or in the case of the Proxy Statement and Form F-4, mailing) the Proxy Statement, Form F-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by such other party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares to be issued as Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent will also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If any event or change occurs that is required to be described in an amendment of, or a supplement to, the Proxy Statement, Form F-4, Parent or the Company, as the case may be, shall promptly notify the other party of such event or change, and the Parent Entities and the Company shall cooperate to promptly prepare and file with the SEC any necessary amendment or supplement to the Proxy Statement, Form F-4 and, as required by applicable Law, disseminate the information contained in any such amendment or supplement to the Proxy Statement or Form F-4 to the Company’s shareholders.

(c) The Company shall, as soon as reasonably practicable following effectiveness of the Form F-4, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of seeking the Required Company Shareholder Approvals and approval of other items related thereto. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act, in accordance with applicable Law, the Company Charter and the Company By-Laws. The Company shall also include the Company Board Recommendation in the Proxy Statement and the Company Board shall use reasonable best efforts to solicit the approval of this Agreement by the holders of Company Common Stock, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.02(b). Notwithstanding the foregoing, and subject to compliance with any requirements of applicable Law, the Company Charter and the Company By-Laws, if the Company reasonably believes, after consultation with its outside legal counsel and Parent, that (i) it is necessary to postpone or adjourn the Company Shareholders Meeting to ensure that any required amendment or supplement to the Proxy Statement is mailed to the holders of Company Common Stock within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) such postponement or adjournment is required by a court or other Governmental Entity of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or (iii)(A) it will not receive proxies sufficient to obtain the Required Company Shareholder Approvals, whether or not a quorum is present or (B) it will not have sufficient shares of Company Common Stock present in person or by proxy to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting, then the Company, after consultation with Parent, may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Shareholders Meeting, so long as, in the case of any postponement or adjournment under clause (iii) of this Section 6.01(c), the date of the Company Shareholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.01(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or, other than with respect to the fourth sentence of this Section 6.01(c), the making of any Company Adverse Recommendation Change by the Company Board.

SECTION 6.02. Reasonable Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the taking of all reasonable acts necessary to cause the conditions set forth in Article VII to be satisfied as soon as reasonably practicable, (ii) the obtaining of all mandatory or appropriate nonactions and Consents from Governmental Entities and the making of all mandatory or appropriate registrations and filings (including filings with Governmental Entities, if any), including those required under Antitrust Laws as set forth on Section 6.02(a)(ii) of the Company Disclosure Letter (the “Required Approvals”), and the taking of all reasonable steps as may be necessary to obtain a Consent from, or to avoid an Action by, any Governmental Entity, (iii) the obtaining of all appropriate Consents from third parties, including those set forth on Section 6.02(a)(iii) of the Company Disclosure Letter, and (iv) the execution and delivery of any additional instruments mandatory or appropriate to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and Parent shall duly file, in consultation and cooperation with the other parties hereto, (x) with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice, the notification and report form required under the HSR Act with respect to the Transactions (the “HSR Filing”) as promptly as practicable but no later than 10 Business Days after the date of this Agreement and (y) with any other Governmental Entities, the required merger control filings under the other applicable Antitrust Laws relating to the Transactions, as set forth on Section 6.02(a)(ii) of the Company Disclosure Letter (together with the HSR Filings, the “Required Notices”). Each party shall cooperate with the other party to the extent necessary to assist the other party in the preparation of the Required Notices, to request early termination of the waiting period required by the HSR Act and, if requested, to promptly amend or furnish additional information with respect to the Required Notices. The parties shall pay an equal share of all fees and payments incurred in connection with the filing of the Required Notices. None of the parties shall stay, toll, or extend any applicable waiting period under the HSR Act (or other applicable Antitrust Laws), or pull or refile any filing made under the HSR Act (or other applicable Antitrust Laws) without the advance written agreement of the other parties.

(b) In connection with and without limiting the foregoing, the Company and the Company Board and Parent shall (x) take all action necessary (including by granting any approvals) to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary (including by granting any approvals) to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the Merger and the other Transactions.

(c) Without limiting the foregoing, Parent shall not, and shall cause its affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take or cause to take any action, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, consents, approvals, authorizations or waivers of Governmental Entities necessary, proper or advisable to consummate the Transactions and secure the Required Approvals; (ii) materially delay the consummation of the Transactions; (iii) increase the risk of any Governmental Entities seeking or entering a Judgment prohibiting the consummation of the Transactions; (iv) materially increase the risk of not being able to remove any such Judgment on appeal or otherwise; or (v) otherwise materially impair or delay the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(d) In furtherance and not in limitation of the obligations in this Section 6.02, Parent agrees to (and shall cause its respective affiliates to) use its reasonable best efforts, and agrees to take (and shall cause its respective affiliates to take), any and all actions to avoid and, if necessary, eliminate, each and every impediment under any Antitrust Laws that may be asserted by any person, so as to enable the Closing to occur no later than the End Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise agreeing to: (A) the sale, divestiture or disposition of, any assets, products, businesses or interests of the parties (or their respective affiliates); (B) any conditions relating to, or changes or restrictions in, the operations of any such assets, products, businesses or interests; (C) any modification or waiver of the terms and conditions of this Agreement; or (D) take any other action that limits the freedom of action with respect to, or the ability to retain, any assets, products, businesses or interests of Parent or any of its affiliates in order to avoid the entry of or to effect the dissolution of any order or Action (whether temporary, preliminary or permanent), or that would otherwise have the effect of preventing or delaying the consummation of the Transactions or (ii) defending through litigation on the merits of any claim asserted in any Action by any person (including any Governmental Entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Action that would make consummation of the Transactions unlawful or that would otherwise prevent or delay consummation of the Transactions, using best efforts to vacate, modify or suspend such injunction or order; provided, however, that nothing in this Agreement shall require Parent or Parent Subsidiaries (including the Company and Company Subsidiaries) to propose, execute, carry out or agree or submit to any action or remedy that individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of (x) Parent and the Parent Subsidiaries (taken as a whole prior to the Closing) or (y) the Company and the Company Subsidiaries (taken as a whole) (any of the foregoing actions or remedies, individually or in the aggregate, a “Burdensome Condition”).

(e) Each party shall give prompt notice to the other party of the receipt of any material notice or other direct or indirect communication from a Governmental Entity in connection with the Transactions and, subject to applicable legal limitations and the instructions of any Governmental Entity, Parent and the Company shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby, including promptly notifying the other and providing a summary of any oral communication and furnishing the other with copies of notices or other written communications received by Parent and the Company, as the case may be, or any of the Parent Subsidiaries or Company Subsidiaries, respectively, or any affiliates of the foregoing, from any third party and/or any Governmental Entity with respect to such transactions. The parties further agree that both Parent and the Company shall be represented in any substantive meeting or conversations, either in person, by telephone or video conference, with any Governmental Entity regarding matters related to the Transactions, except if, and to the extent that, any Governmental Entity objects to any parties being represented at any such meeting or in any such conversation; provided, however, that no notification pursuant to this Section 6.02(e) shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(f) Notwithstanding this Section 6.02 or anything else to the contrary herein, Parent shall, acting reasonably and in good faith, have the sole right to direct and control the strategy and all other aspects of the parties’ efforts related to obtaining all mandatory or appropriate nonactions and Consents from Governmental Entities or in any Actions before any Governmental Entity relating to the Transactions; provided that, (i) Parent shall provide the Company with reasonable prior notice of commitments or material actions that Parent proposes to undertake with any Governmental Entity in connection with such efforts and (ii) Parent shall consult with the Company and consider the Company’s views with respect to such matters in good faith. Notwithstanding the foregoing, materials and information shared between the parties under this Section 6.02 may be limited to outside counsel and nothing in this Agreement shall require any party to provide to any other party any information or materials that (i) are sensitive personally identifiable information, (ii) are legally privileged, or (iii) that concern the valuation of the Company or information concerning the sale process, or proposals from third parties with respect thereto, except as otherwise required or permitted by Section 5.02 of this Agreement.

(g) Unless the parties have jointly determined pursuant to Section 6.14 that the Transactions should not qualify for the Intended Tax Treatment, notwithstanding anything else to the contrary contained in this Section 6.02, no party shall take, agree to take, or fail to take, any action, pursuant to this Section 6.02 (including Section 6.02(d)), that would, or would reasonably be expected to, prevent the Merger from qualifying for the Intended Tax Treatment, without the prior written consent of all the other parties; provided that, for the avoidance of doubt and consistent with Section 6.02(a), if this Section 6.02(g) applies to an action or inaction, the parties shall consider in good faith an alternative structure for the Transactions whereby the Company is merged with and into a Subsidiary of Parent in a transaction that qualifies under Section 368(a)(1)(A) of the Code (if such qualification is not affected by such action or inaction).

SECTION 6.03. Equity Award Treatment. (a) At the Effective Time, each Company RSU that is outstanding, whether vested or unvested, as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Surviving Corporation, the holder thereof or any other person, be canceled and converted into a restricted stock unit of Parent (each, a “Converted Parent RSU”) with respect to a number of Parent Shares equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (including any accrued but unpaid dividends or dividend equivalents in respect of such Company RSU) and (ii) the Exchange Ratio, subject to the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time (except that the form of payment upon vesting shall be in Parent Shares rather than in Company Common Stock and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

(b) At the Effective Time, each Company PSU that is outstanding, whether vested or and unvested, as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Surviving Corporation, the holder thereof or any other person, be canceled and converted into a Converted Parent RSU, with respect to a number of Parent Shares equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company PSU based on the actual level of performance achieved as of the end of the applicable performance period or, if the Effective Time occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the Effective Time, in each case as determined by the Company Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Company PSU) and (ii) the Exchange Ratio, subject to the same terms and conditions as were applicable to such Company PSU immediately prior to the Effective Time (except that the form of payment upon vesting shall be in Parent Shares rather than in Company Common Stock and such Converted Parent RSU shall no longer be subject to performance-based vesting conditions and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

(c) At the Effective Time, each Company Restricted Share outstanding as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Company, the holder thereof or any other person, be canceled and converted into restricted stock of Parent (each, a “Converted Parent Restricted Stock”) with respect to a number of Parent Shares equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company Restricted Share immediately prior to the Effective Time (including any accrued but unpaid dividends or dividend equivalents in respect of such Company Restricted Share) and (ii) the Exchange Ratio, subject to the same terms and conditions as were applicable to such Company Restricted Share immediately prior to the Effective Time (except for any ministerial changes).

(d) At the Effective Time, each Company Performance-Based Restricted Share outstanding as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Surviving Corporation, the holder thereof or any other person, be canceled and converted into Converted Parent Restricted Stock, with respect to a number of Parent Shares equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company Performance-Based Restricted Share based on the actual level of performance achieved as of the end of the applicable performance period or, if the Effective Time occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the Effective Time, in each case as determined by the Company Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Company Performance-Based Restricted Share), and (ii) the Exchange Ratio, subject to the same terms and conditions as were applicable to such Company Performance-Based Restricted Share immediately prior to the Effective Time (except that such Converted Parent Restricted Stock shall no longer be subject to performance-based vesting conditions and except for any ministerial changes).

SECTION 6.04. Employee Benefits Matters. (a) For a period of 12 months following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company or any Company Subsidiary who is employed by the Company or any Company Subsidiary as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such 12-month period (each, a “Continuing Employee”) (i) a base salary (or base wage rate, as the case may be) and short-term target cash bonus opportunity (including commission opportunities but excluding any one-time or special awards), each of which is no less favorable than the base salary (or base wage rate, as the case may be) and short-term target cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) other compensation and benefits (excluding any equity-based compensation, non-statutory severance, defined benefit pension, post-retirement or other post-employment health, life or welfare benefits (except as required to comply with Section 4980B of the Code or any similar law) and nonqualified deferred compensation plans) that are substantially comparable in the aggregate to such other compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time.

(b) Without limiting the foregoing:

(i) Each Continuing Employee shall be given service credit for all purposes, including for eligibility to participate, benefit levels (including, for the avoidance of doubt, levels of benefits under Parent’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s employee benefit plans and arrangements in which such Continuing Employee is eligible to participate on or after the Effective Time, with respect to his or her length of service with the Company and the Company Subsidiaries (and their respective predecessors) prior to the Closing Date; provided that the foregoing shall not result in the duplication of benefits or to benefit accruals under any severance, post-retirement or other post-employment health, life or welfare benefits or pension plan.

(ii) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled to pursuant to the Company’s personal, sick or vacation policy applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

(iii) Parent shall, and shall cause its affiliates (including the Surviving Corporation) to, use reasonable best efforts to (A) waive, or cause to be waived, all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employee, to the extent that such conditions, exclusions and waiting periods were satisfied or did not apply under the welfare plans of the Company or any Company Subsidiary in which such Continuing Employee participated prior to the Effective Time (B) cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the plan year in which the Effective Time occurs to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the applicable health or welfare benefit plan of Parent or its affiliates (including the Surviving Corporation).

(c) The provisions of this Section 6.04 shall be binding upon, and shall inure solely for the benefit of the parties to this Agreement, and their respective successors and assigns, and no provision of this Section 6.04, express or implied, is intended to, or shall, confer upon any other person any rights, benefits or remedies of any nature whatsoever (including any right to continued employment by or services with Parent, the Company, the Surviving Corporation or any of their respective subsidiaries) under or by reason of this Section 6.04. Nothing contained herein shall be construed as requiring, and none of the Company or any Company Subsidiary shall take any action that would have the effect of requiring, Parent or any of its affiliates (including the Surviving Corporation) to continue any specific plans, programs, policies, arrangements, agreements or understandings or to continue the employment of any specific person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent or any of its affiliates (including the Surviving Corporation) to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of the Company, Parent or any of its affiliates (including the Surviving Corporation) and nothing herein shall constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no Company Service Provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

SECTION 6.05. Indemnification. (a) From and after the Effective Time, Parent shall, to the fullest extent permitted by Law, cause the Surviving Corporation to honor all of the Company’s and the Company Subsidiaries’ obligations to indemnify (including any obligations to advance funds for expenses) and hold harmless to the fullest extent permitted by Law the current or former directors and officers of the Company and any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company By-Laws, the organizational documents of any Company Subsidiary, individual indemnity agreements or otherwise, and such obligations shall continue in full force and effect in accordance with the terms of the Company Charter, the Company By-Laws, the organizational documents of any Company Subsidiary, and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such Company Indemnified Party arising out of such acts or omissions, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Company Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions) without the consent of such Company Indemnified Party.

(b) The Company may at its discretion purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Effective Time with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided that without Parent’s consent, the cost of such “tail” policy will not exceed 300% of the annual premiums paid as of the date of this Agreement by the Company for such insurance (such 300% amount, the “Maximum Premium”).

(c) If the Company declines to purchase such a “tail” policy, Parent shall purchase such a “tail” policy or, at Parent’s election in lieu of purchasing such a “tail” policy, for a period of six years after the Effective Time, cause to be maintained in effect the policies of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (provided that (i) Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous and (ii) the Company shall cooperate with Parent in connection with obtaining such substitute policies, including by providing information reasonably requested by Parent in connection therewith) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to purchase such a “tail” policy if the cost would exceed the Maximum Premium or make annual premium payments for such insurance to the extent such premiums exceed the Maximum Premium. If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. To the extent the Company elects to purchase a “tail” policy as described in this Section 6.05(b), the Company shall cooperate and consult with Parent in all respects in connection with obtaining such a “tail” policy, including by designating Parent as a successor in liability thereunder.

(d) In the event Parent Entity or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.05. The provisions of this Section 6.05 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and Representatives.

SECTION 6.06. Fees and Expenses. Except as provided in this Agreement, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

SECTION 6.07. Public Announcements. Other than with respect to any Company Takeover Proposal, a Superior Proposal or a Company Adverse Recommendation Change made in accordance with this Agreement, the Parent Entities, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other Transactions and shall not (and shall not cause or permit their respective Representatives to) issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with, or rules of, any securities exchange or listing authority or as would not be reasonably practicable as a result of requirements of applicable Law or as to any public release or public statement in connection with any dispute between the parties regarding this Agreement or the Transactions. The Company and Parent agree that the initial press release to be issued with respect to the Transactions will be in the form heretofore agreed to by the parties. Notwithstanding the foregoing sentences of this Section 6.07, the Parent Entities and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements.

SECTION 6.08. Stock Exchange Listing. The Parent Entities shall use their reasonable best efforts to cause, on or prior to the Closing Date, the Parent Shares constituting the Merger Consideration to be approved for listing on the NASDAQ, subject to official notice of issuance. The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

SECTION 6.09. Stock Exchange Delisting and Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and the rules and requirements of the NYSE to cause the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time, and in any event no more than two Business Days after the Closing Date, and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting; provided that the Company shall not cause the Company Common Stock to be delisted from NYSE prior to the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act and which falls on a date within the 10 days following the Closing Date, the Company shall make available to Parent, at least five Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

SECTION 6.10. Transaction Litigation. In the event that any Action relating to the Transactions is brought against the Company or any of its directors or officers, the Company will promptly notify the Parent Entities of such Action and shall keep the Parent Entities informed on a reasonably current basis with respect to the status thereof. Subject to applicable Law, the Company shall give the Parent Entities the opportunity, at the cost and expense of the Parent Entities, to participate in the defense or settlement of any such Action, and no such settlement shall be agreed to without the prior written consent of the Parent Entities (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that any Action relating to the Transactions is brought against the Parent Entities or any of its directors or officers, the Parent Entities will promptly notify the Company of such Action and shall keep the Company informed on a reasonably current basis with respect to the status thereof. Subject to applicable Law, the Parent Entities shall give the Company the opportunity, at the Company’s cost and expense, to participate in the defense or settlement of any such Action.

SECTION 6.11. Section 16 Matters. Prior to the Effective Time, (a) the Company shall take all such steps as may be required and permitted to cause any dispositions of Company Common Stock (including derivative securities with respect thereto) by each director or officer of the Company to be exempt under Rule 16b-3 of the Exchange Act and (b) to the extent Rule 16b-3 of the Exchange Act applies, Parent shall use reasonable best efforts to take all steps as may be required and permitted to cause any acquisitions of Parent Common Stock (including derivative securities with respect thereto) by any current director or officer of the Company who will be a member of the Parent Board or officer of Parent to be exempt under Rule 16b-3 of the Exchange Act.

SECTION 6.12. Resignations. Prior to the Effective Time, to the extent requested by Parent, the Company shall cause any director or officer of the Company or any Company Subsidiary to execute and deliver a letter effectuating his or her resignation as a director or officer of such entity effective as of the Effective Time.

SECTION 6.13. Parent Board Actions. Parent shall take all necessary corporate action to cause, effective as of the Effective Time, one (1) existing director of the Company Board as of the date of this Agreement designated by Parent in writing at least ten (10) days prior to the Effective Time to be appointed to the Parent Board, provided, that (a) any such director, in its capacity as a member of the Parent Board, would qualify as “independent” under the rules and regulations of the SEC and NASDAQ and (b) any such appointment would not otherwise cause Parent to no longer qualify as a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act).

SECTION 6.14. Tax Matters. Notwithstanding anything to the contrary contained in this Agreement, none of the Company, Parent, or Merger Sub shall take, agree to take or fail to take, and none of the foregoing persons shall cause or permit the Surviving Corporation to take, agree to take or fail to take, any action that it knows would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Each party shall cooperate in good faith with reasonable requests made by the other parties to determine the qualification of the Merger for the Intended Tax Treatment, including in connection with the preparation and filing of the Proxy Statement or the Form F-4. Such cooperation shall include, if applicable, providing a certificate executed by an officer of the applicable party with applicable representations and warranties reasonably requested by another party’s tax advisors in connection with the delivery of an opinion regarding the qualification of the Merger for the Intended Tax Treatment (but only to the extent the applicable party believes in good faith such representations and warranties are true and correct). The provisions of this Section 6.14 shall no longer apply if the parties jointly determine in good faith, after consultation with their respective tax advisors, that the Merger should not qualify for the Intended Tax Treatment. For the avoidance of doubt, each party acknowledges and agrees that their respective obligations to effect the Merger are not subject to any condition or contingency with respect to (a) the qualification of the Merger for the Intended Tax Treatment or (b) the delivery of any certificate or opinion described in this Section 6.14.

SECTION 6.15. Coordination of Quarterly Dividends. Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Common Stock and the Parent Shares that such holders receive in exchange therefor in the Merger.

SECTION 6.16. Maritime Matters. (a) In the event any Company Vessel or Parent Vessel, as the case may be, is subject to a condition of class, the Company or Parent, as applicable, shall use reasonable best efforts to have such condition of class deleted in a timely manner.

(b) Each of the Company and Parent will use reasonable best efforts to ensure that each Company Vessel or Parent Vessel, as applicable, will maintain inventories of usable critical spares in accordance with its manager’s safety and planned management systems, and in the event these spares are consumed in the course of the operations of such Company Vessel or Parent Vessel, as applicable, the Company or Parent, as applicable, will arrange to restock such spares in a timely manner.

SECTION 6.17. Debt Agreements. (a) If and to the extent requested by Parent, the Company shall use reasonable best efforts to (A) arrange for the termination of the Existing Credit Agreement (and the related repayment or redemption thereof, or, with respect to outstanding letters of credit or the providing of “backstop” letters of credit with respect thereto) at the Closing (or such other date thereafter agreed to by Parent and the Company), and procure customary payoff letters and other customary release documentation in connection therewith, provided, that Parent shall, prior to any such repayment or redemption, pay the full amount due from the Company and its subsidiaries under such Existing Credit Agreement to the Company as the source of funds to enable the Company to make such repayment and the Company shall make such payment only at the time so directed by Parent (which shall be in connection with the Closing), or (B) obtain any amendments or consents required under the Existing Credit Agreement to permit the consummation of the Transactions thereunder and obtaining any amendments to or other consents under the Existing Credit Agreement as may be reasonably requested by Parent (collectively, the “Bank Amendment”) and, if requested by Parent, to execute and deliver, and to cause the Company Subsidiaries to execute and deliver, such customary notices, agreements, documents or instruments necessary in connection therewith that will become effective on or prior to the Closing (any such documents, the “Debt Agreements”); provided, that, neither such Bank Amendment nor Debt Agreements shall be conditions to the consummation of the Transactions.

(b) All documentation prepared in connection with any of the foregoing in connection with this Section 6.17 shall be in form and substance satisfactory to Parent.

(c) Solely to the extent the Required Company Shareholder Approvals are obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken, Parent shall, promptly upon request by the Company, reimburse the Company and its affiliates and their respective Representatives for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and such affiliates and Representatives in connection with such actions under this Section 6.17.

(d) Parent hereby acknowledges and agrees that the completion of the Bank Amendment is not a condition to the consummation of the Merger.

SECTION 6.18. Convertible Notes. The Company and Parent shall cooperate and take all steps that are required in accordance with, and subject to, the terms and conditions of the Convertible Notes, including by executing (and using reasonable best efforts to cause the relevant trustee, dealer or any other counterparty thereto to execute) or delivering, as applicable, any supplemental indentures, notices, officer’s certificates, legal opinions or other documentation required under the Convertible Notes Indenture on terms and conditions reasonably acceptable to the Company and Parent, to effect the treatment of the Convertible Notes in connection with the consummation of the Merger and other actions in accordance with the Convertible Notes Indenture.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction or, to the extent legally permissible (and except with respect to the condition set forth in Section 7.01(a), which shall not be waivable), waiver on or prior to the Closing Date of the following conditions:

(a) Required Company Shareholder Approvals. Each of the (i) Company Shareholder Approval and (ii) Convertible Note Share Issuance Approval shall have been obtained.

(b) Listing. The Parent Shares issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(c) Governmental Consents. (i) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) each of the Consents set forth on Section 7.01(a) of the Company Disclosure Letter shall have been obtained from the applicable Governmental Entity (whether by lapse of time or express confirmation of the relevant Governmental Entity) and shall be in full force and effect at the Closing.

(d) No Restraints or Regulatory Requirement. No temporary restraining order, preliminary or permanent injunction or other Judgment or Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction (collectively, “Restraints”) shall be in effect (i) preventing, making illegal or prohibiting the consummation of the Transactions; or (ii) that has resulted in, or would reasonably be expect to result in prior to or upon the consummation of the Transactions, a Burdensome Condition.

(e) Form F-4. The Form F-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of such registration statement or proceedings seeking such a stop order.

SECTION 7.02. Conditions to Obligations of Parent Entities. The obligations of the Parent Entities to consummate the Merger are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) in Sections 3.01, 3.02, 3.03 (other than Section 3.03(a)), 3.04, 3.05(c), 3.09, 3.10 and 3.28 (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) Section 3.03(a) shall be true and correct in all respects, except for any de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, (iii) in Section 3.08(b) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (iv) in this Agreement (other than the foregoing sections, subsections and sentences) shall be true and correct (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures in this clause (iv) to be true and correct (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by them under this Agreement that are required to be performed on or prior to the Closing Date.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Certificate of the Company. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company confirming the matters set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) as of the Closing.

SECTION 7.03. Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Entities (i) in Section 4.01, 4.02, 4.03 (other than Section 4.03(a)), 4.04 and 4.22 (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) Section 4.03(a) shall be true and correct in all respects, except for any de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, (iii) in Section 4.08(b) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (iv) in this Agreement (other than the foregoing sections, subsections and sentences) shall be true and correct (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures in this clause (iii) to be true and correct (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of the Parent Entities. The Parent Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement that are required to be performed on or prior to the Closing Date.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Certificate of the Parent Entities. The Company shall have received a certificate signed on behalf of the Parent Entities by an executive officer of Parent, confirming the matters set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) as of the Closing.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Required Company Shareholder Approvals:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before September 11, 2024 (the “End Date”); provided, however, that if the condition to Closing set forth in Section 7.01(c) has not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), the End Date maybe extended by either the Company or Parent to a date not beyond December 11, 2024, and such date, as so extended, shall be the “End Date” for all purposes in this Agreement; provided further, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose breach of a representation, warranty or covenant in this Agreement has been a principal cause of or resulted in the failure of the Transactions to be consummated on or before the End Date;

(ii) if the condition set forth in Section 7.01(d) is not satisfied and the Restraint giving rise to such non-satisfaction shall have become final and nonappealable; provided that the terminating party shall have performed in all material respects its obligations under this Agreement to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or

(iii) if either of the Required Company Shareholder Approvals are not obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken;

(c) by Parent:

(i) if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by the Company by the End Date or has not been cured by the Company within 45 days after the giving of written notice to the Company of such breach or failure to perform or comply and stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(c)(i) (provided that any Parent Entity is not then in material breach of any covenant or agreement contained in this Agreement and no representation or warranty of any Parent Entity contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or 7.03(b) could not then be satisfied); or

(ii) in the event that a Company Adverse Recommendation Change has occurred; provided, however, that Parent will not have the right to terminate this Agreement pursuant to this Section 8.01(c)(ii) if the Company Shareholder Approval shall have been obtained;

(d) by the Company:

(i) if any Parent Entity breaches or fails to perform any of their covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Parent Entities contained herein fails to be true and correct, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (B) is not reasonably capable of being cured by such Parent Entity by the End Date or has not been cured by such Parent Entity within 45 days after the giving of written notice to Parent of such breach or failure to perform or comply and stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(d)(i) (provided that the Company is not then in material breach of any covenant or agreement contained in this Agreement and no representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or 7.02(b) could not then be satisfied); or

(ii) prior to obtaining the Company Shareholder Approval, if (A) the Company has received a Superior Proposal, (B) the Company Board has authorized the Company to enter into a definitive agreement to consummate a Superior Proposal (after complying with the procedures set forth in Section 5.02(d)), in order to accept a Superior Proposal and enter into a Company Acquisition Agreement substantially concurrently with such termination in accordance with Section 5.02(d)(ii); provided that prior to or concurrently with (and as a condition to) such termination the Company pays or causes to be paid the applicable Company Termination Fee to the extent due and payable under Section 8.03 and in the manner provided for in this Agreement.

The party desiring to terminate this Agreement pursuant to clause (b), (c) or (d) of this Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination. Nothing in this Section 8.02 shall be deemed to release any party from any liability for any fraud or wilful and material breach by such party of the terms and provisions of this Agreement.

SECTION 8.03. Company Termination Fee. (a) In the event that:

(i) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or by Parent pursuant to Section 8.01(c)(i); provided that (A) at the time of termination, neither Parent nor Merger Sub is then in breach of its representations, warranties, covenants or agreements under this Agreement that would give rise to the failure of any condition set forth in Section 7.01 or Section 7.02, (B) a bona fide Company Takeover Proposal shall have been (1) received by the Company Board or (2) publicly made, proposed or communicated by a third party (or shall have otherwise become publicly known) after the date of this Agreement and, in the event of a termination pursuant to Section 8.01(b)(iii), not publicly withdrawn at least five (5) Business Days prior to the Company Shareholders Meeting and (C) within 9 months of the date this Agreement is terminated, the Company (1) enters into a definitive agreement with respect to a Company Takeover Proposal and such Company Takeover Proposal is subsequently consummated (regardless of whether such consummation occurs within the 9 month period) or (2) consummates a Company Takeover Proposal; provided, that, for purposes of clauses (B) and (C) of this Section 8.03(a)(i), the references to “20%” in the definition of Company Takeover Proposal shall be deemed to be references to “50%”; or

(ii) this Agreement is terminated (A) by Parent pursuant to Section 8.01(c)(ii) or (B) by the Company pursuant to Section 8.01(d)(ii);

then, in any such event under clause (i) or (ii) of this Section 8.03(a), the Company shall pay or cause to be paid the applicable Company Termination Fee to Parent (or its designee listed on Section 8.03 of the Parent Disclosure Letter) by wire transfer of same-day funds to an account designated by Parent in writing (x) in the case of Section 8.03(a)(ii)(A), within two Business Days after such termination, (y) in the case of Section 8.03(a)(ii)(B), simultaneously with such termination or (z) in the case of Section 8.03(a)(i), within two Business Days after the consummation of the Company Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay or cause to be paid the applicable Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” means a cash amount equal to $20,000,000, except that “Company Termination Fee” shall mean a cash amount equal to $10,000,000 in the event that this Agreement is terminated by the Company pursuant to Section 8.01(d)(ii) in connection with entering into a Company Acquisition Agreement with any person at any time prior to the expiration of the Go-Shop Period.

(b) The Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transactions, and that without these agreements, the Parent Entities would not enter into this Agreement. Accordingly, if the Company fails to timely pay or cause to be paid any amount due pursuant to this Section 8.03, and, in order to obtain the payment, Parent commences an Action which results in a final and non-appealable judgment against the Company for the payment set forth in this Section 8.03, the Company shall pay or cause to be paid to Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 8.04. Amendment. Prior to the Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Required Company Shareholder Approvals; provided, however, that after receipt of the Required Company Shareholder Approvals, there shall be made no amendment that by applicable Law requires further approval by the holders of Company Common Stock without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.05. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, (c) waive compliance with any of the covenants or agreements contained in this Agreement or (d) waive the satisfaction of any conditions contained in this Agreement (except with respect to the condition set forth in Section 7.01(a), which shall not be waivable); provided, however, that after receipt of the Required Company Shareholder Approvals, there shall be no waiver that by applicable Law requires further approval by the holders of Company Common Stock without the further approval of such shareholders. Termination of this Agreement pursuant to Section 8.01 shall not require the approval of the holders of Company Common Stock. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

SECTION 8.06. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, action by the Company Board or the duly authorized designee of the Company Board.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon delivery to the parties at the following addresses or email addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub or the Surviving Corporation, to:

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

Attention: Mr. Petros Pappas

Email:      stellar@starbulk.com

with a copy to (which will not constitute notice to Parent or Merger Sub or the Surviving Corporation):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Phone: 212-474-1000

Attention: D. Scott Bennett

O. Keith Hallam, III

Jin-Kyu Baek

Email:      sbennett@cravath.com

khallam@cravath.com

jbaek@cravath.com

(b) if to the Company, to:

Eagle Bulk Shipping Inc.

300 First Stamford Place

Stamford, CT 06902

Attention: Mr. Gary Vogel

Email:      eagle@eagleships.com

with a copy to (which will not constitute notice to the Company):

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Phone: (212) 872-1000

Attention: Daniel Fisher

Zachary Wittenberg

Jason Koenig

Email:      dfisher@akingump.com

zwittenberg@akingump.com

jkoenig@akingump.com

and

Hogan Lovells US LLP

555 13th Street NW

Washington, D.C. 20004

Phone: 202-637-5600

Attention: John Beckman

Matthew Bowles

Email:     john.beckman@hoganlovells.com

matthew.bowles@hoganlovells.com

SECTION 9.03. Definitions. For purposes of this Agreement:

“Action” means any claim, lawsuit, grievance, unfair labor practice charge, action, arbitration, audit, inquiry, charge, administrative action, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial, arbitral or otherwise) by or before any Governmental Entity.

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through ownership of voting securities, by Contract or otherwise.

“Anti-Money Laundering Laws” means all and any of the following: the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT ACT ((Pub. L. No. 107-56), and the Bank Secrecy Act (31 U.S.C. §§5311-5332)), the UK Proceeds of Crime Act 2002, Part 3 of the Criminal Finances Act 2017 and the UK Terrorism Act 2000, and all Laws related to terrorist financing or money laundering, including know-your-customer (KYC) and financial recordkeeping and reporting requirements, of any jurisdiction in which the Parent Entities or any Parent Subsidiary, or the Company or any Company Subsidiary operates.

“Antitrust Laws” means, collectively, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and all other United States federal or state or foreign Laws, orders, Actions or administrative or judicial doctrines in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Bribery Legislation” means all and any of the following: the FCPA; any Law implementing the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; the relevant common law or Laws in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or anti-bribery, anti-corruption Laws of any jurisdiction in which the Parent Entities or any Parent Subsidiary, or the Company or any Company Subsidiary operates.

“Business Day” means any day except Saturday, Sunday or any other day on which the SEC or commercial banks in the City of New York, New York are authorized or required by applicable Law to be closed; provided that any day that the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands is not accepting filings shall not be a “business day” for purposes of Section 1.02. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Company Benefit Plan” means each employee benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, paid time off, consulting, stock purchase, equity or equity-based, profit sharing, severance, retention, employment, change of control, disability, pension, retirement, retention or other fringe benefit plan, policy, program, arrangement, understanding or agreement that is or has been sponsored, maintained or contributed to by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary is obligated to contribute or with respect to which the Company or any Company Subsidiary could have any obligation or liability (whether actual or contingent), including any plan, program or agreement for the benefit of Company Service Providers who perform services outside the United States; provided that the foregoing shall exclude any such employee benefit plan, arrangement or agreement sponsored by (or that are required to be contributed to by) any Governmental Entity.

“Company Dividend Policy” means the Company’s dividend policy as of the date hereof, as set forth on Section 5.01(a)(i)(A) of the Company Disclosure Letter.

“Company Equity Award” means, collectively, the Company PSUs, Company Restricted Shares, Company Performance-Based Restricted Shares and Company RSUs.

“Company Incentive Plan” means the Company Second Amended and Restated 2016 Equity Incentive Plan, amended and restated as of April 29, 2022.

“Company Intellectual Property” means any Intellectual Property that is used, held for use, owned or licensed by the Company or any Company Subsidiary.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Customer” means the top 10 customers of the Company and the Company Subsidiaries ranked by total payments to the Company and the Company Subsidiaries during the (a) 12 months ended December 31, 2022 and (b) nine months ended September 30, 2023.

“Company Material Supplier” means the top 10 third-party suppliers of goods or services, including both commercial pool and third-party technical managers, of the Company and the Company Subsidiaries ranked by total spend by the Company and the Company Subsidiaries during the (a) 12 months ended December 31, 2022 and (b) nine months ended September 30, 2023 (and, in the case of a third-party technical manager, including all payments to such technical manager, including for pass-through expenses).

“Company Performance-Based Restricted Share” means each share of Company Common Stock subject to performance-based vesting or forfeiture, whether granted pursuant to the Company Incentive Plan or otherwise.

“Company PSU” means each restricted stock unit subject to performance-based vesting criteria payable in, or the value of which is determined with reference to the value of, shares of Company Common Stock, whether granted pursuant to the Company Incentive Plans or otherwise.

“Company Restricted Share” means each share of Company Common Stock subject solely to time-based vesting or forfeiture and not performance-based vesting or forfeiture, whether granted pursuant to the Company Incentive Plan or otherwise.

“Company RSU” means each restricted stock unit award subject solely to time-based vesting and not performance-based vesting, payable in, or the value of which is determined with reference to the value of shares of, Company Common Stock, whether granted by the Company under the Company Incentive Plan or otherwise.

“Company Service Provider” means each current or former officer, director, employee, independent contractor or consultant of the Company or any Company Subsidiary.

“Confidentiality Agreement” means the Mutual Confidentiality and Standstill Agreement, dated as of October 20, 2023, by and between Parent and the Company.

“Contract” means any contract, commitment, obligation, lease, license, loan or credit agreement, indenture, note, debenture, bond, guarantee, agreement, permit, concession, franchise or other instrument.

“Convertible Notes” means the 5.00% Convertible Senior Notes due 2024 issued by the Company on July 29, 2019.

“Convertible Notes Indenture” means the Indenture, dated as of July 29, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee, governing the Convertible Notes.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants, or mutations thereof or any epidemics, pandemic or disease outbreak resulting therefrom.

“DTC” means The Depositary Trust Company.

“Environmental Law” means any Law, Judgment, Maritime Guideline or binding agreement issued, promulgated or entered into by or with any Governmental Entity relating to pollution or the protection of the environment (including air, surface water, groundwater, sediments, land surface or subsurface land, wildlife or marine life or natural resources) or human health and safety (to the extent related to exposure to toxic or hazardous materials or wastes), including any such Law, Judgment, Maritime Guideline or binding agreement relating to the use, handling, presence, transportation, treatment, storage, disposal, Release, investigation or remediation of toxic or hazardous materials or wastes.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Ratio” means 2.6211.

“Existing Credit Agreement” means the Amended and Restated Credit Agreement, dated as of May 11, 2023, by and among Eagle Bulk UltraCo LLC as borrower, the lenders party thereto and Crédit Agricole Corporate and Investment Bank as security trustee, structurer, sustainability coordinator and facility agent.

“Go-Shop Party” means each person listed on Section 5.02(a) of the Company Disclosure Letter.

“Government Official” means (a) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any candidate for political office or (c) any political party or party official.

“Hazardous Materials” means any substance, material or waste defined, listed, classified or regulated as “hazardous”, “toxic”, a “waste”, a “pollutant” or a “contaminant” (or words of similar import) under any Environmental Law, including petroleum, petroleum products or byproducts (including crude oil and any fractions thereof), explosive material, radioactive material, lead paint, per-or polyfluoroalkyl substances, polychlorinated biphenyls, dioxins, dibenzofurans, heavy metals, asbestos and asbestos-containing materials, and radon gas.

“Indebtedness” means, with respect to any person, without duplication, (a) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized lease obligations of such person or obligations of such person to pay the deferred and unpaid purchase price of property and equipment, (d) all obligations of such person pursuant to securitization or factoring programs or arrangements, (e) all guarantees and arrangements having the economic effect of a guarantee of such person of any Indebtedness of any other person, (f) all obligations or undertakings of such person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (g) letters of credit, bank guarantees and similar contractual obligations entered into by or on behalf of such person or (h) net cash payment obligations of such person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Inspection” means the physical inspection of a vessel conducted prior to the date hereof.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith anywhere in the world: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto; (d) all industrial designs and any registrations and applications therefor; (e) rights in Software; and (f) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor.

“IRS” means the U.S. Internal Revenue Service or any successor thereto.

“IT Systems” means the computer hardware, software, computer networks, telecommunications and Internet-related equipment, including all databases, websites, ecommerce platforms and associated documentation, owned, leased or licensed by the Company or any Company Subsidiary and used or held for use in connection with the operation of the businesses of the Company and the Company Subsidiaries as currently conducted.

“Knowledge” of any person means, with respect to any matter in question, the actual knowledge of the individuals set forth in Section 9.03 of the Company Disclosure Letter or Section 9.03 of the Parent Disclosure Letter, as applicable, after having made reasonable inquiry of those persons primarily responsible for such matter, but without further investigation by such individual.

“Maritime Guidelines” means any U.S., international or non-U.S. (including the Republic of the Marshall Islands) Law, treaty, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Company Vessel or Parent Vessel, as applicable, and to which a Company Vessel or Parent Vessel (as applicable) is subject and required to comply with, imposed, published or promulgated by any Governmental Entity, the International Maritime Organization, such Company Vessel’s or Parent Vessel’s classification society or the insurer(s) of such Company Vessel or Parent Vessel, as applicable.

“Material Adverse Effect” with respect to any person means any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, effects, events, circumstances, developments or occurrences, (a) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole or (b) would prevent or materially impair or delay the ability of such person to perform its obligations hereunder or consummate the Merger; except that, solely with respect to clause (a), in no event will any effect resulting or arising from or relating to any of the following matters be considered, either alone or in combination, to constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in economic or political conditions or the financing, banking, currency or capital markets in general, including with respect to interest rates or currency exchange rates, (ii) changes in Laws or in GAAP or changes in accounting standards or principles (or interpretation or enforcement of any of the foregoing), (iii) changes affecting industries, markets or geographical areas in which such person or its subsidiaries conduct their respective businesses (including changes in commodity prices or general market prices affecting the shipping industry generally), (iv) the negotiation, announcement or execution of this Agreement (other than for purposes of any representation or warranty contained in Section 3.05), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law directly relating thereto, (v) a decline in the market price, credit rating or trading volume of such person’s securities, except that this clause (v) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such failure has been, or would reasonably be expected to be, a “Material Adverse Effect”, (vi) epidemics, pandemics (including COVID-19), earthquakes, hurricanes, tornados or any natural disaster or any conditions resulting from natural disasters (except that any damage or destruction of any Vessels may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect” to the extent that losses resulting therefrom are not covered by insurance), (vii) acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any outbreak, escalation or worsening thereof (except that any damage or destruction of any Vessels may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect” to the extent that losses resulting therefrom are not covered by insurance), (viii) any actions required under this Agreement to obtain any approval or authorization under Antitrust Laws for the consummation of the Transactions, (ix) the failure, in and of itself, of such person to meet any internal or published projections, forecasts, estimates, guidance or predictions in respect of revenues, earnings, profits or other financial or operating metrics before, on or after the date of this Agreement, except that this clause (ix) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such failure has been, or would reasonably be expected to be, a “Material Adverse Effect”; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (ii), (iii), (vi) or (vii) will be considered in determining whether there has been, or would reasonably expected to be, a “Material Adverse Effect” to the extent that such changes are materially disproportionately adverse to the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect”).

“Newbuildings” means vessels contracted to be constructed or newly constructed for, but not yet delivered to, (a) the Company or any Company Subsidiary or (b) a Parent Entity or any Parent Subsidiary, as applicable.

“Parent Benefit Plan” means each employee benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, paid time off, consulting, stock purchase, equity or equity-based, profit sharing, severance, retention, employment, change of control, disability, pension, retirement, retention or other fringe benefit plan, policy, program, arrangement, understanding or agreement that is or has been sponsored, maintained or contributed to by Parent or any Parent Subsidiary or to which Parent or any Parent Subsidiary is obligated to contribute or with respect to which Parent or any Parent Subsidiary could have any obligation or liability (whether actual or contingent) including any plan, program or agreement for the benefit of Parent Service Providers who perform services outside the United States; provided that the foregoing shall exclude any such employee benefit plan, arrangement or agreement sponsored by (or that are required to be contributed to by) any Governmental Entity.

“Parent Dividend Policy” means Parent’s dividend policy as of the date hereof, as set forth on Section 5.01(b)(i)(A) of the Parent Disclosure Letter.

“Parent Incentive Plans” means the Parent (a) 2020 Equity Incentive Plan (approved on May 25, 2020), (b) 2021 Equity Incentive Plan (approved on June 7, 2021), (c) 2022 Equity Incentive Plan (approved on April 11, 2022) and (d) 2023 Equity Incentive Plan (approved on May 16, 2023).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Restricted Stock” means each share of Parent Shares subject to vesting or forfeiture, whether granted pursuant to a Parent Incentive Plan or otherwise.

“Parent Service Provider” means each current officer or employee of Parent or any Parent Subsidiary.

“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that are being contested in good faith by appropriate proceedings, for which adequate accruals or reserves have been established in accordance with GAAP, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business or are Liens for crews’ and stevedores’ wages (including the wages of the master), or maritime Liens imposed by applicable Law arising in the ordinary course of business, in each case that are not yet overdue or are being contested in good faith by appropriate proceedings, (c) equipment leases with third parties entered into in the ordinary course of business that are not, individually or in the aggregate, material to the business of the relevant party and its subsidiaries, taken as a whole, (d) Liens arising under original purchase price conditional sales Contracts or equipment leases with third parties entered into in the ordinary course of business, in each case, that are not, individually or in the aggregate, material to the business of the relevant party and its subsidiaries, taken as a whole, (e) non-exclusive licenses of Intellectual Property (1) to customers or (2) to service providers for use for the benefit of the Company and the Company Subsidiaries or the Parent Entities and the Parent Subsidiaries, as applicable, in each case, in the ordinary course of business, (f) under any Company Lease or Parent Lease, or with respect to the real property interests of the landlords thereunder, (g) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Company Leased Real Property, Parent Owned Real Property or Parent Leased Real Property, as applicable, which are not violated by the current use and operation of the such real property, (h) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to the Company Leased Real Property, Parent Owned Real Property or Parent Leased Real Property, as applicable, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used; provided that the current use of real property does not materially violate such covenants, conditions, restrictions, easements and other similar matters of record, (i) public roads and highways, (j) matters which would be disclosed by an inspection or accurate survey of each parcel of real property, and (k) (1) with respect to the Company or any Company Subsidiary, pursuant to the Existing Credit Agreement or (2) with respect to Parent or any Parent Subsidiary, in connection with any obligations of such person for borrowed money existing as of the date hereof.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, unincorporated organization or other entity.

“Personal Information” means any information (a) relating to an identified or identifiable natural person or that could be used to identify, contact or locate a natural person, including name, contact information, financial account number, an identification number, location data, IP address, online activity or usage data, an online identifier or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or (b) that is considered “personally identifiable information,” “personal information,” or “personal data” by one or more applicable Privacy Obligations.

“Privacy Obligations” means (a) all applicable Laws regulating the Processing of Personal Information, data breach notification, privacy policies and practices, processing and security of payment card information, (b) obligations under all Company Material Contracts to which the Company or any Company Subsidiary is a party or is otherwise bound that relate to the Processing of Personal Information by the Company or such Company Subsidiary and (c) all of the written internal and publicly posted policies of the Company and the Company Subsidiaries regarding the Processing of Personal Information.

“Process” or “Processing” with regard to Personal Information means collection, use, storage, maintenance, retention, transmission, access, processing, recording, distribution, transfer, import, export, protection (including security measures), deletion, disposal or disclosure (whether electronically or in any other form or medium).

“Registered Intellectual Property” means all Intellectual Property that is registered, filed or issued under the authority of any Governmental Entity, including (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, trade dress, and applications to register trademarks and service marks and trade dress, intent-to-use applications or other registrations or applications related to trademarks and service marks and trade dress, (c) registered copyrights and applications for copyright registration and (d) domain name registrations.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pumping, pouring, emptying, deposit, disposal, discharge, dispersal, escaping, leaching, seeping or migration on, into, under or through the environment (including wildlife and natural resources).

“Representatives” means, with respect to any person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, affiliates and other representatives.

“Sanctioned Country” means a country, region or territory which is itself the subject or target of any comprehensive sanctions that broadly prohibit dealings with that country, region or territory (at the time of this Agreement, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea, Zaporizhzhia and Kherson Regions of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any person or vessel with whom dealings are prohibited under any Sanctions Laws, including as a result of being (a) any person or vessel identified in any list of designated persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, or by the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, the European Union or any European Union member state; (b) any person or vessel located, organized, resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country or (c) owned or controlled by, or acting on behalf of any person described in (a) or (b) such that the person is subject to the same restrictions or prohibitions as the persons described in such clauses.

“Sanctions Laws” means all Laws administered or enforced by the United States government, including those administered or enforced from time to time by OFAC, the United States Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom, concerning economic or financial sanctions, including trade embargoes and export restrictions, the freezing or blocking of assets of targeted persons, and the ability to engage in transactions with specified persons or countries including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Software” means any and all software of any type (including programs, applications, middleware, utilities, tools, interfaces, diagnostics, drivers, firmware, microcode, library functions and operating system environments) and in any form (including source code, object code and executable code), and databases and compilations of data, including all data and collections of data, whether machine readable or otherwise, together with all boot, compilation, configuration, debugging, analysis, files, libraries and documentation, related to any of the foregoing, and any cloud storage containing any of the foregoing.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or U.S. or non-U.S. taxing authority with respect to Taxes, including any schedules and attachments thereto, and including any amendments thereof.

“Taxes” means all taxes, imposts, levies or other like assessments or charges, in each case in the nature of a tax, imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to an Article, Section, subsection, Schedule or Exhibit, such reference shall be to an Article, Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented (other than any amendment to the Filed Company SEC Documents or the Filed Parent SEC Documents after the date of this Agreement), unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. References to “dollars” or “$” are to U.S. dollars, unless otherwise specifically indicated. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, electronic signature, ..pdf or electronic mail), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which will be deemed an original.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits hereto), taken together with the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for the provisions of Section 6.05(a), are not intended to confer upon any person (including any shareholder of any party) other than the parties any rights or remedies.

SECTION 9.08. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the provisions of the Laws of the Marshall Islands are mandatorily applicable to the Merger. Each of the parties hereto irrevocably agrees that any Action arising out of this Agreement or any Transaction, and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. In addition, each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of such court in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any Action arising out of this Agreement or any Transaction in any such court or that any such Action brought in such court has been brought in an inconvenient forum, (d) agrees that it will not bring any Action arising out of this Agreement or any Transaction in any court other than any such court and (e) agrees that each of the other parties will have the right to bring any Action for enforcement of a judgment entered by such court. The consents to jurisdiction and venue set forth in this Section 9.08 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 9.02 of this Agreement. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Action by any such court will be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties hereto; provided that, subject to Section 6.14, any Parent Entity may assign its rights and obligations (other than with respect to the Share Issuance) pursuant to this Agreement to any direct or indirect wholly owned subsidiary of Parent (including, for the avoidance of doubt, any such subsidiary incorporated after the date of this Agreement) after providing written notice thereof to the Company at least one Business Day prior to such assignment (provided that no such assignment will relieve the Parent Entities of any of their obligations hereunder). Any purported assignment without such prior written consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

SECTION 9.11. Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

STAR BULK CARRIERS CORP.

by	/s/ Symeon (Simos) Spyrou
Name: Symeon (Simos) Spyrou
Title: Co Chief Financial Officer

STAR INFINITY CORP.

by	/s/ Sofia Damigou
Name: Sofia Damigou
Title: Sole Director/President – Secretary – Treasurer

EAGLE BULK SHIPPING INC.

by	/s/ Gary Vogel
Name: Gary Vogel
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]